06012225

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Akbank T.A.S.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 06 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34825 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 4/5/06

File No : 82 - 34825

**CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE
CONSOLIDATED FINANCIAL STATEMENTS
AND AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE IN SECTION SIX/I**

ARIS
12-31-05

AKBANK T.A.Ş.

**PUBLICLY AVAILABLE
CONSOLIDATED FINANCIAL STATEMENTS
AT 31 DECEMBER 2005
TOGETHER WITH AUDITOR'S REPORT**

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

AUDITOR'S REPORT FOR THE PERIOD 1 JANUARY - 31 DECEMBER 2005

To the Board of Directors of Akbank T.A.Ş.

1. We have audited the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 31 December 2005 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 5411. Those principles require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 37 and temporary article 1 of the Banking Act No. 5411.

Additional paragraph for convenience translation into English:

4. As explained in Section Six/I, the effects of differences between accounting principles and standards set out by regulations in conformity with article 37 and temporary article 1 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Cansen Başaran Symes, SMMM
Istanbul, 10 February 2006

CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE CONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE IN SECTION SIX/I

CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AT 31 DECEMBER 2005

Address: Sabancı Center 34330, 4. Levent/Istanbul
Telephone: (0 212) 270 00 44
Fax : (0 212) 269 77 87
Web Site: www.akbank.com.tr
E-mail: hizmet@akbank.com

The financial reporting package includes the following sections in accordance with "Communiqué 17-Financial Statements and Related Explanation and Footnotes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section One** - GENERAL INFORMATION
- **Section Two** - CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION REGARDING THE GROUP'S FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND FOOTNOTES
- **Section Seven** - EXPLANATIONS ON INDEPENDENT AUDIT REPORT

Subsidiaries and associates whose financial statements have been consolidated in this reporting package are as follows:

	Subsidiaries	Investments in associates
1.	Ak Finansal Kiralama A.Ş.	-
2.	Ak Yatırım Menkul Değerler A.Ş.	-
3.	Akbank N.V.	-
4.	Sabancı Bank plc.	-
5.	Ak Emeklilik A.Ş.	-

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying audited consolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira (YTL), have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

10 February 2006

Erol SABANCI	Akın KOZANOĞLU	Özen GÖKSEL	Zafer KURTUL	Balamir YENİ	Atıl ÖZUS
Chairman of The Board of Directors	Member of the Board of Directors in charge of Risk Management	Member of the Board of Directors in charge of Internal Audit	President	Executive Vice President	Manager

Contact information of the personnel in charge for addressing questions about this financial report:

Name Surname/Title : Atıl ÖZUS / Manager
Phone No : (0 212) 270 00 44
Fax No : (0 212) 325 12 31

Page

SECTION ONE
GENERAL INFORMATION

SECTION TWO
CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

SECTION FOUR
INFORMATION REGARDING THE GROUP'S FINANCIAL POSITION

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

SECTION SIX
OTHER EXPLANATIONS AND FOOTNOTES

SECTION SEVEN
EXPLANATIONS ON INDEPENDENT AUDIT REPORT

(Amounts expressed in thousands of New Turkish lira ("YTL"))

SECTION ONE
GENERAL INFORMATION

I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS

Akbank T.A.Ş. ("the Bank", "the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance to the decision of the Council of Ministers, No 3/6710; it was authorised to perform all economic, financial and commercial activities allowed by the laws of the Turkish Republic. No changes have been made to the status of the Bank since its foundation.

II. PARENT BANK'S CAPITAL STRUCTURE AND SHAREHOLDERS OF THE BANK

Some of the Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4.03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 31 December 2005, almost 34% of the shares are publicly traded, including the ADRs. (31 December 2004: 32%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

III. BOARD OF DIRECTORS, MEMBERS OF THE INTERNAL CONTROL COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS

Title	Name	Responsibility	Education
Chairman	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Member of the Board of Directors in charge of Internal Audit	Undergraduate
	Hamit B. BELLİ	Director	Undergraduate
	M. Hikmet BAYAR	Director	Undergraduate
	Aydın GÜNTER	Director	Undergraduate
	Yaman TÖRÜNER	Director	Undergraduate
	Zafer KURTUL	Director and CEO	Graduate
President and CEO	Zafer KURTUL	Director and CEO	Graduate
Director of Internal Audit	Erkut ULAŞ	Head of Internal Audit	Undergraduate
Executive Vice Presidents	Hayri ÇULHACI	Strategy Corporate Committee	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans	Undergraduate
	Eyüp ENGİN	International Banking	Undergraduate

(Amounts expressed in thousands of New Turkish lira ("YTL"))

Title	Name	Responsibility	Education
Executive Vice Presidents (Continued)	Ziya AKKURT	Corporate and Commercial Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Undergraduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Haluk ERDOĞAN	Information Technology	Undergraduate
	Esra BOZKURT	Human Resources and Change Management	Undergraduate
Auditors	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The above persons' shares in the Bank are at immaterial levels.

IV. PARENT BANK'S SERVICES AND NATURE OF OPERATIONS

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş. As of 31 December 2005, the Bank has 658 branches dispersed throughout the country and 2 branches operating outside the country (31 December 2004: 633 branches, 1 representative office and 8 branches operating outside the country). As at 31 December 2005, the Bank employed 11.186 people (31 December 2004: 10.413). As at 31 December 2005, the Group employed 12.106 people (31 December 2004: 10.592).

V. EXPLANATION ON CONSOLIDATED SUBSIDIARIES:

The Parent Bank, its subsidiaries Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Ak Finansal Kiralama A.Ş., Sabancı Bank plc., Ak Emeklilik A.Ş. and Ak Receivables Corporation and A.R.T.S. Ltd ("the Special Purpose Entities"), which are not subsidiaries rather controlled entities of the Bank, have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are collectively refered to as the "Group".

SECTION TWO

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE CONSOLIDATED FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/I

AKBANK T.A.Ş.
I- CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2005 AND 2004

(Amounts are expressed in "YTL Thousand")

	ASSETS		CURRENT PERIOD (31/12/2005)			PRIOR PERIOD (31/12/2004)		
		Notes (Section V)	YTL	Foreign Currency	Total	YTL	Foreign Currency	Total
I.	**Cash**	(I-a)	**245,646**	**613,913**	**859,559**	**154,374**	**125,920**	**280,294**
1.1	Cash		232,058	-	232,058	148,636	-	148,636
1.2	Foreign Currency		-	167,008	167,008	-	123,803	123,803
1.3	Balances with the Central Bank of Turkey		9,610	446,247	455,857	5,738	33	5,771
1.4	Other		3,978	658	4,636	-	2,084	2,084
II.	**Trading Securities (Net)**	(I-b)	**54,205**	**6,310,654**	**6,364,859**	**195,202**	**3,588,762**	**3,783,964**
2.1	Government Debt Securities		35,208	6,310,654	6,345,862	180,840	3,573,536	3,754,376
2.1.1	Government Bonds		28,007	6,310,654	6,338,661	153,282	3,573,536	3,726,818
2.1.2	Treasury Bills		7,201	-	7,201	27,558	-	27,558
2.1.3	Other Public Debt Securities		-	-	-	-	-	-
2.2	Share Certificates		18,997	-	18,997	14,362	-	14,362
2.3	Other Marketable Securities		-	-	-	-	15,226	15,226
III.	**Banks and Other Financial Institutions**	(I-c)	**273,404**	**2,509,600**	**2,783,004**	**17,039**	**1,384,276**	**1,401,315**
3.1	Due from Banks		273,404	2,509,600	2,783,004	17,039	1,384,276	1,401,315
3.1.1	Domestic Banks		246,543	132,404	378,947	3,039	-	3,039
3.1.2	Foreign Banks		26,861	2,377,196	2,404,057	14,000	1,384,276	1,398,276
3.1.3	Headquarters and Branches in Abroad		-	-	-	-	-	-
3.2	Other Financial Institutions		-	-	-	-	-	-
IV.	**Money Markets**	(I-d)	**491,771**	**-**	**491,771**	**80,074**	**429,665**	**509,739**
4.1	Interbank Money Market Placements		400,000	-	400,000	-	429,665	429,665
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		91,771	-	91,771	80,074	-	80,074
V.	**Available-for-sale Securities (Net)**	(I-e)	**10,570,674**	**3,435,271**	**14,005,945**	**6,298,603**	**5,164,391**	**11,462,994**
5.1	Share Certificates		64,190	113	64,303	17,425	72	17,497
5.2	Other Marketable Securities		10,506,484	3,435,158	13,941,642	6,281,178	5,164,319	11,445,497
VI.	**Loans**	(I-f)	**14,698,026**	**7,920,028**	**22,618,054**	**7,790,677**	**5,432,239**	**13,222,916**
6.1	Short-term		8,327,663	2,439,965	10,767,628	4,999,162	1,351,471	6,350,633
6.2	Medium and Long-term		6,370,363	5,480,063	11,850,426	2,791,515	4,080,768	6,872,283
6.3	Loans under Follow-up		336,192	22,921	359,113	171,227	32,892	204,119
6.4	Specific Provisions (-)		336,192	22,921	359,113	171,227	32,892	204,119
VII.	**Factoring Receivables**	(I-g)	**-**	**-**	**-**	**-**	**-**	**-**
VIII.	**Held-to-maturity Securities (Net)**	(I-h)	**341,104**	**280,008**	**621,112**	**322,382**	**-**	**322,382**
8.1	Government Debt Securities		341,104	156,561	497,665	322,382	-	322,382
8.1.1	Government Bonds		328,547	156,561	485,108	322,382	-	322,382
8.1.2	Treasury Bills		12,557	-	12,557	-	-	-
8.1.3	Other Public Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	123,447	123,447	-	-	-
IX.	**Unconsolidated Investments in Associates (Net)**	(I-i)	**19,268**	**-**	**19,268**	**93,196**	**141,038**	**234,234**
9.1	Financial Investments in Associates		19,268	-	19,268	93,196	141,038	234,234
9.2	Non-financial Investments in Associates		-	-	-	-	-	-
X.	**Unconsolidated Subsidiaries (Net)**	(I-j)	**3,592**	**29**	**3,621**	**30,412**	**33**	**30,445**
10.1	Financial Subsidiaries		3,592	29	3,621	30,412	33	30,445
10.2	Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**Unconsolidated Other Investments (Net)**	(I-k)	**-**	**-**	**-**	**-**	**-**	**-**
XII.	**Financial Lease Receivables (Net)**	(I-l)	**96,922**	**160,208**	**257,130**	**-**	**-**	**-**
12.1	Gross Financial Lease Receivables		122,479	180,261	302,740	-	-	-
12.2	Unearned Income (-)		25,557	20,053	45,610	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**		**2,709,644**	**1,187,747**	**3,897,391**	**699,986**	**1,225,572**	**1,925,558**
XIV.	**Miscellaneous Receivables**	(I-m)	**228,698**	**5,724**	**234,422**	**20,540**	**906**	**21,446**
XV.	**Accrued Interest and Income Receivable**	(I-n)	**1,895,294**	**364,044**	**2,259,338**	**1,161,398**	**573,443**	**1,734,841**
15.1	Loans		182,410	82,483	264,893	149,876	53,401	203,277
15.2	Marketable Securities		1,683,965	268,818	1,952,783	996,315	291,923	1,288,238
15.3	Other		28,919	12,743	41,662	15,207	228,119	243,326
XVI.	**Property and Equipment (Net)**	(I-o)	**679,495**	**6,511**	**686,006**	**668,251**	**10,832**	**679,083**
16.1	Book Value		1,190,472	12,833	1,203,305	1,111,288	14,039	1,125,327
16.2	Accumulated Depreciation (-)		510,977	6,322	517,299	443,037	3,207	446,244
XVII.	**Intangible Assets (Net)**	(I-p)	**22,348**	**-**	**22,348**	**25,142**	**-**	**25,142**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		58,653	-	58,653	51,590	-	51,590
17.3	Accumulated Amortisation (-)		36,305	-	36,305	26,448	-	26,448
XVIII.	**Deferred Tax Asset**	(I-r)	**-**	**1,851**	**1,851**	**-**	**-**	**-**
XIX.	**Other Assets**	(I-s)	**54,925**	**18,225**	**73,150**	**33,872**	**8,735**	**42,607**
	TOTAL ASSETS		**32,385,016**	**22,813,813**	**55,198,829**	**17,591,148**	**18,085,812**	**35,676,960**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.
I- CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2005 AND 2004

(Amounts are expressed in "YTL Thousand ")

	LIABILITIES and SHAREHOLDERS' EQUITY		CURRENT PERIOD (31/12/2005)			PRIOR PERIOD (31/12/2004)		
		Notes (Section V)	YTL	Foreign Currency	Total	YTL	Foreign Currency	Total
I.	**Deposits**	(II-a)	**17,308,494**	**14,648,170**	**31,956,664**	**6,747,710**	**13,496,574**	**20,244,284**
1.1	Bank Deposits		1,024,881	1,616,251	2,641,132	54,571	938,996	993,567
1.2	Saving Deposits		10,752,022	-	10,752,022	5,336,319	-	5,336,319
1.3	Public Sector Deposits		23,483	-	23,483	8,802	-	8,802
1.4	Commercial Deposits		3,910,967	-	3,910,967	1,183,706	-	1,183,706
1.5	Other Institutions Deposits		1,597,141	-	1,597,141	164,312	-	164,312
1.6	Foreign Currency Deposits		-	13,031,919	13,031,919	-	12,557,578	12,557,578
1.7	Gold Vault		-	-	-	-	-	-
II.	**Money Markets**	(II-b)	**5,229,614**	**247,974**	**5,477,588**	**2,171,617**	**170,956**	**2,342,573**
2.1	Funds from Interbank Money Market		-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	20,787	-	20,787
2.3	Funds Provided Under Repurchase Agreements		5,229,614	247,974	5,477,588	2,150,830	170,956	2,321,786
III.	**Funds Borrowed**	(II-c)	**83,253**	**8,893,477**	**8,976,730**	**61,991**	**5,117,865**	**5,179,856**
3.1	Funds Borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other Funds Borrowed		83,253	8,893,477	8,976,730	61,991	5,117,865	5,179,856
3.2.1	Domestic Banks and Institutions		83,253	335,938	419,191	61,991	21,510	83,501
3.2.2	Foreign Banks, Institutions, and Funds		-	8,557,539	8,557,539	-	5,096,355	5,096,355
IV.	**Marketable Securities Issued (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset Backed Securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**Funds**	(II-e)	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	(II-f)	**844,030**	**36,996**	**881,026**	**655,566**	**30,286**	**685,852**
VII.	**Other Liabilities**	(II-g)	**133,217**	**60,614**	**193,831**	**131,083**	**106,585**	**237,668**
VIII.	**Taxes and Other Duties Payable**	(II-h)	**76,316**	**372**	**76,688**	**67,275**	**79**	**67,354**
IX.	**Factoring Payables**	(II-i)	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	(II-j)	-	-	-	-	**5,496**	**5,496**
10.1	Gross Financial Lease Payables		-	-	-	-	5,971	5,971
10.2	Deferred Financial Lease Expenses (-)		-	-	-	-	475	475
XI.	**Accrued Interest and Expenses Payable**	(II-k)	**343,435**	**188,777**	**532,212**	**184,970**	**93,795**	**278,765**
11.1	Deposits		241,326	49,070	290,396	90,830	37,765	128,595
11.2	Borrowings		3,743	49,563	53,306	2,581	29,051	31,632
11.3	Repurchase Agreements		4,942	3,139	8,081	1,119	1,674	2,793
11.4	Other		93,424	87,005	180,429	90,440	25,305	115,745
XII.	**Provisions**	(II-l)	**497,429**	**57,254**	**554,683**	**332,360**	**4,387**	**336,747**
12.1	General Loan Loss Provision		124,809	5,926	130,735	76,592	-	76,592
12.2	Reserve for Employment Termination Benefits		16,451	496	16,947	13,984	-	13,984
12.3	Provision for Income Taxes	(II-h)	203,833	3,125	206,958	132,968	136	133,104
12.4	Insurance Technical Provisions (Net)		37,074	36,785	73,859	-	-	-
12.5	Other Provisions		115,262	10,922	126,184	108,816	4,251	113,067
XIII.	**Subordinated Loans**	(II-l)	-	**4,159**	**4,159**	-	**4,778**	**4,778**
XIV.	**Deferred Tax Liaibility**		**43,474**	-	**43,474**	**47,809**	-	**47,809**
XV.	**Minority Interest**	(II-u)	**112,218**	-	**112,218**	**173**	-	**173**
XVI.	**Shareholders' Equity**	(II-m)	**6,387,804**	**1,752**	**6,389,556**	**6,245,406**	**199**	**6,245,605**
16.1	Paid-in Capital		1,800,005	-	1,800,005	1,500,000	-	1,500,000
16.2	Capital Reserves		2,651,209	1,752	2,652,961	2,631,527	199	2,631,726
16.2.1	Share Premium	(II-n)	-	-	-	-	-	-
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Fund	(II-o)	245,569	1,752	247,321	74,320	199	74,519
16.2.4	Revaluation Fund	(II-p)	3,747	-	3,747	5,314	-	5,314
16.2.5	Evaluation Differences	(II-r)	-	-	-	-	-	-
16.2.6	Other Capital Reserves	(II-y)	2,401,893	-	2,401,893	-	-	-
16.2.7	Adjustment to Share Capital		-	-	-	2,551,893	-	2,551,893
16.3	Profit Reserves		476,611	-	476,611	1,074,271	-	1,074,271
16.3.1	Legal Reserves	(II-s)	259,712	-	259,712	164,557	-	164,557
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves	(II-t)	216,899	-	216,899	909,714	-	909,714
16.3.4	Other Profit Reserves		-	-	-	-	-	-
16.4	Income or (Loss)		1,459,979	-	1,459,979	1,039,608	-	1,039,608
16.4.1	Prior Years' Income or (Losses)		(1,191)	-	(1,191)	32,205	-	32,205
16.4.1.1	Group's Share		5,633	-	5,633	32,203	-	32,203
16.4.1.2	Minority Interest		(6,824)	-	(6,824)	2	-	2
16.4.2	Current Year Income or (Loss)		1,461,170	-	1,461,170	1,007,403	-	1,007,403
16.4.2.1	Group's Share		1,467,176	-	1,467,176	1,007,415	-	1,007,415
16.4.2.2	Minority Interest		(6,006)	-	(6,006)	(12)	-	(12)
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**31,059,284**	**24,139,545**	**55,198,829**	**16,645,960**	**19,031,000**	**35,676,960**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

II- CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts are expressed in "YTL Thousand ")

	INCOME and EXPENSES	Notes (Section V)	CURRENT PERIOD (31/12/2005)	PRIOR PERIOD (31/12/2004)
I.	**Interest Income**	(III-a)	**5,449,675**	**4,466,184**
1.1	Interest on Loans		2,786,318	1,935,227
1.1.1	Interest on YTL Loans		2,459,889	1,701,468
1.1.1.1	Short-term Loans		1,542,433	1,094,735
1.1.1.2	Medium and Long-term Loans		917,456	606,733
1.1.2	Interest on Foreign Currency Loans		307,032	216,563
1.1.2.1	Short-term Loans		80,940	40,389
1.1.2.2	Medium and Long-term Loans		226,092	176,174
1.1.3	Interest on Loans Under Follow-up		19,397	17,196
1.1.4	Premiums Received from Resource Utilisation Support Fund		-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey		89,081	68,046
1.3	Interest Received from Banks		52,305	20,007
1.3.1	The Central Bank of Turkey		2,932	18
1.3.2	Domestic Banks		6,016	5,129
1.3.3	Foreign Banks		43,357	14,860
1.3.4	Head Offices and Branches Abroad		-	-
1.4	Interest Received from Money Market Transactions		18,672	63,930
1.5	Interest Received from Marketable Securities Portfolio		2,474,330	2,375,998
1.5.1	Trading Securities		431,023	728,035
1.5.2	Available-for-sale Securities		1,967,868	1,573,158
1.5.3	Held-to-maturity Securities		75,439	74,805
1.6	Other Interest Income		28,969	2,976
II.	**Interest Expense**	(III-b)	**2,781,210**	**1,910,587**
2.1	Interest on Deposits	(III-b-3)	2,130,885	1,599,919
2.1.1	Bank Deposits		115,017	38,885
2.1.2	Saving Deposits		1,237,821	1,104,338
2.1.3	Public Sector Deposits		1,322	122
2.1.4	Commercial Deposits		356,666	54,737
2.1.5	Other Institutions Deposits		109,443	105,590
2.1.6	Foreign Currency Deposits		310,616	296,247
2.1.7	Gold Vault		-	-
2.2	Interest on Money Market Transactions	(III-b-4)	404,303	187,651
2.3	Interest on Funds Borrowed		242,284	120,151
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic Banks		19,730	10,367
2.3.3	Foreign Banks		221,236	97,663
2.3.4	Headquarters and Branches in Abroad		-	-
2.3.5	Other Financial Institutions		1,318	12,121
2.4	Interest on Securities Issued		2,116	-
2.5	Other Interest Expenses		1,622	2,866
III.	**Net Interest Income (I-II)**		**2,668,465**	**2,555,597**
IV.	**Net Fees and Commissions Income**		**664,425**	**450,570**
4.1	Fees and Commissions Received		897,176	681,249
4.1.1	Cash Loans		84,377	99,616
4.1.2	Non-cash Loans		35,702	26,654
4.1.3	Other		777,097	554,979
4.2	Fees and Commissions Paid		232,751	230,679
4.2.1	Cash Loans		24,627	33,841
4.2.2	Non-cash Loans		1,241	470
4.2.3	Other		206,883	196,368
V.	**Dividend Income**		**4,272**	**3,045**
5.1	Trading Securities		273	-
5.2	Available-for-sale Securities		3,999	3,045
VI.	**Net Trading Income/(Loss)**		**239,108**	**325,201**
6.1	Trading Gains or (Losses) on Securities (Net)		191,231	299,835
6.1.1	Trading Gains on Securities		285,475	356,699
6.1.1.1.	Trading Gains on Derivative Financial Instruments		65,689	28,590
6.1.1.2.	Other		219,786	328,109
6.1.2.	Trading Losses on Securities (-)		94,244	56,864
6.1.2.1.	Trading Losses on Derivative Financial Instruments		72,162	4,384
6.1.2.2.	Other		22,082	52,480
6.2	Foreign Exchange Gains or (Losses) (Net)	(III-e-1)	47,877	25,366
6.2.1.	Foreign Exchange Gains		5,085,169	3,511,175
6.2.2.	Foreign Exchange Losses (-)		5,037,292	3,485,809
VII.	**Other Operating Income**	(III-c)	**292,646**	**155,517**
VIII.	**Operating Income (III+IV+V+VI+VII)**		**3,868,916**	**3,489,930**
IX.	**Provision for Loan Losses and Other Receivables (-)**	(III-d)	**348,703**	**192,538**
X.	**Other Operating Expenses (-)**	(III-e-1)	**1,405,195**	**1,174,308**
XI.	**Net Operating Income (VIII-IX-X)**		**2,115,018**	**2,123,084**
XII.	**Income from Investments in Associates and Subsidiaries**	(III-f)	-	**17,162**
XIII.	**Income/(Loss) on Net Monetary Position**		-	**(652,040)**
XIV.	**Income Before Income Taxes (XI+XII+XIII)**		**2,115,018**	**1,488,206**
XV.	**Provision for Income Taxes (-)**	(III-h)	**653,848**	**480,803**
15.1	Current Tax Provision		661,273	440,887
15.2	Deferred Tax Provision		(7,425)	39,916
XVI.	**Net Income/(Loss) After Taxes (XIV-XV)**		**1,461,170**	**1,007,403**
XVII.	**Extraordinary Income/(Loss) After Taxes**		-	-
17.1	Extraordinary Income/(Loss) Before Taxation		-	-
17.1.1	Extraordinary Income		-	-
17.1.2	Extraordinary Expenses (-)		-	-
17.2	Provision for Taxes on Extraordinary Income (-)		-	-
XVIII.	**Income/(Loss) on non consolidated Investments and Associates**		-	-
XIX.	**NET INCOME/(LOSS) (XVI+XVII+XVIII)**		**1,461,170**	**1,007,403**
19.1	Group's Income/(Loss)		1,467,176	1,007,415
19.2	Minority Interest Income/(Loss)	(III-g)	(6,006)	(12)
	Earnings/(Loss) per share in YTL full		**0.00812**	**0.00560**

The accompanying notes form an integral part of these consolidated financial statements.

III. CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS AT 31 DECEMBER 2005 AND 2004

(Amounts are expressed in "YTL Thousand")

		Notes (Section V)	CURRENT PERIOD (31/12/2005)			PRIOR PERIOD (31/12/2004)		
			YTL	Foreign Currency	TOTAL	YTL	Foreign Currency	TOTAL
A.	**OFF-BALANCE SHEET COMMITMENTS (I+II+III)**		**7,903,514**	**11,676,476**	**19,579,990**	**8,558,009**	**7,827,651**	**16,385,660**
I.	**GUARANTEES AND WARRANTIES**	**(IV-c), (IV-e), (IV-h)**	**1,614,230**	**1,918,250**	**3,532,480**	**1,118,455**	**1,827,815**	**2,946,270**
1.1.	Letters of Guarantee		1,573,324	1,003,592	2,576,916	1,087,013	996,564	2,083,577
1.1.1.	Guarantees Subject to State Tender Law		276,728	97,746	374,474	150,429	70,636	221,065
1.1.2.	Guarantees Given for Foreign Trade Operations		-	445,309	445,309	-	475,276	475,276
1.1.3.	Other Letters of Guarantee		1,296,596	460,537	1,757,133	936,584	450,652	1,387,236
1.2.	Bank Acceptances		15	49,388	49,403	15	46,878	46,893
1.2.1.	Import Letter of Acceptance		15	49,388	49,403	15	46,878	46,893
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		102	856,809	856,911	-	783,185	783,185
1.3.1.	Documentary Letters of Credit		102	835,666	835,768	-	746,343	746,343
1.3.2.	Other Letters of Credit		-	21,143	21,143	-	36,842	36,842
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		23,197	7,577	30,774	16,210	1,188	17,398
1.9.	Other Collaterals		17,592	884	18,476	15,217	-	15,217
II.	**COMMITMENTS**	**(IV-c)**	**5,878,390**	**441,033**	**6,319,423**	**7,404,924**	**632,795**	**8,037,719**
2.1.	Irrevocable Commitments		5,878,390	441,033	6,319,423	7,404,924	632,795	8,037,719
2.1.1.	Asset Purchase Commitments		-	18,567	18,567	46,000	1,701	47,701
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	33,010	33,010	-	5,607	5,607
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1,390,545	-	1,390,545	1,096,148	-	1,096,148
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		4,443,352	355,631	4,798,983	6,241,276	591,792	6,833,068
2.1.10	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12	Other Irrevocable Commitments		44,493	33,825	78,318	21,500	33,695	55,195
2.2	Revocable Commitments		-	-	-	-	-	-
2.2.1	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	**(IV-b)**	**410,894**	**9,317,193**	**9,728,087**	**34,630**	**5,367,041**	**5,401,671**
3.1.	Forward Foreign Currency Buy/Sell Transactions		28,272	2,660,243	2,688,515	34,630	138,067	172,697
3.1.1.	Forward Foreign Currency Transactions-Buy		410	1,326,689	1,327,099	17,252	69,152	86,404
3.1.2.	Forward Foreign Currency Transactions-Sell		27,862	1,333,554	1,361,416	17,378	68,915	86,293
3.2.	Swap Transactions Related to Foreign Currency and Interest Rates		-	6,077,601	6,077,601	-	5,151,137	5,151,137
3.2.1.	Foreign Currency Swap-Buy		-	2,037,158	2,037,158	-	2,597,198	2,597,198
3.2.2.	Foreign Currency Swap-Sell		-	2,053,073	2,053,073	-	2,427,703	2,427,703
3.2.3.	Interest Rate Swaps-Buy		-	993,546	993,546	-	63,118	63,118
3.2.4.	Interest Rate Swaps-Sell		-	993,824	993,824	-	63,118	63,118
3.3.	Foreign Currency, Interest Rate and Securities Options		373,981	437,392	811,373	-	-	-
3.3.1.	Foreign Currency Options-Buy		188,407	218,690	407,097	-	-	-
3.3.2.	Foreign Currency Options-Sell		185,574	218,702	404,276	-	-	-
3.3.3.	Interest Rate Options-Buy		-	-	-	-	-	-
3.3.4.	Interest Rate Options-Sell		-	-	-	-	-	-
3.3.5.	Securities Options- Buy		-	-	-	-	-	-
3.3.6.	Securities Options-Sell		-	-	-	-	-	-
3.4.	Foreign Currency Futures		-	-	-	-	-	-
3.4.1.	Foreign Currency Futures-Buy		-	-	-	-	-	-
3.4.2.	Foreign Currency Futures-Sell		-	-	-	-	-	-
3.5.	Interest Rate Futures		-	-	-	-	-	-
3.5.1.	Interest Rate Futures-Buy		-	-	-	-	-	-
3.5.2.	Interest Rate Futures-Sell		-	-	-	-	-	-
3.6.	Other		8,641	141,957	150,598	-	77,837	77,837
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**33,013,948**	**8,190,532**	**41,204,480**	**20,002,013**	**5,328,438**	**25,330,451**
IV.	**ITEMS HELD IN CUSTODY**		**21,406,928**	**2,650,383**	**24,057,311**	**16,268,276**	**2,584,860**	**18,853,136**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		14,159,931	2,055,466	16,215,397	12,391,696	2,123,530	14,515,226
4.3.	Cheques Received for Collection		3,744,014	26,254	3,770,268	868,289	22,922	891,211
4.4.	Commercial Notes Received for Collection		563,742	315,026	878,768	331,615	277,288	608,903
4.5.	Other Assets Received for Collection		-	234	234	-	233	233
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		2,939,241	199,090	3,138,331	2,676,676	127,763	2,804,439
4.8.	Custodians		-	54,313	54,313	-	33,124	33,124
V.	**PLEDGES RECEIVED**		**11,607,020**	**5,540,149**	**17,147,169**	**3,733,737**	**2,743,578**	**6,477,315**
5.1.	Marketable Securities		622,647	145,349	767,996	426,748	321,421	748,169
5.2.	Guarantee Notes		610,768	136,618	747,386	235,849	142,485	378,334
5.3.	Commodity		481	12,210	12,691	26	301	327
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		5,003,726	918,141	5,921,867	1,712,676	363,589	2,076,265
5.6.	Other Pledged Items		5,369,398	4,327,831	9,697,229	1,358,438	1,915,782	3,274,220
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**40,917,462**	**19,867,008**	**60,784,470**	**28,560,022**	**13,156,089**	**41,716,111**

The accompanying notes form an integral part of these consolidated financial statements.

AKBANK T.A.Ş.

IV- CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY

(Amounts are expressed in "YTL Thousand ")

		Notes Section V	Paid-in Capital	Adjustment to Share Capital (*)	Share premium	Share certificate cancellation profits	Legal Reserves	Status reserves	Extraordinary Reserves	Other Reserves	Current Year Net Income/(Loss)	Prior Year Net Income/(Loss)	Revaluation Fund	Evaluation Differences	Marketable Securities Valuation Fund	Total
	PRIOR PERIOD (31/12/2004)															
I.	Balances at the Beginning of Period		1,200,000	2,539,399	-	-	50,996	-	277,029	-	1,524,204	20,915	-	-	164,876	5,777,419
II.	Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Adjusted Balance (I+II)		1,200,000	2,539,399	-	-	50,996	-	277,029	-	1,524,204	20,915	-	-	164,876	5,777,419
IV.	Net Current Period Profit/Loss		-	-	-	-	-	-	-	-	1,007,403	-	-	-	-	1,007,403
V.	Profit Distribution		-	-	-	-	113,561	-	945,179	-	(1,524,204)	16,364	-	-	-	(449,100)
5.1	Dividends Paid		-	-	-	-	-	-	-	-	(449,100)	-	-	-	-	(449,100)
5.2	Transfers to Reserves		-	-	-	-	113,561	-	945,179	-	(1,075,104)	16,364	-	-	-	-
5.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Capital Increase		300,000	12,494	-	-	-	-	(312,494)	-	-	-	-	-	-	-
6.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.6	Issuance of Share Certificates		300,000	12,494	-	-	-	-	(312,494)	-	-	-	-	-	-	-
6.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Available for Sale Securities Net Fair Value Gains/Loss	(V-b)	-	-	-	-	-	-	-	-	-	-	-	-	(90,357)	(90,357)
IX.	Profit From Sale of Property Net Fair Value Gains/Loss		-	-	-	-	-	-	-	-	-	-	5,314	-	-	5,314
X.	Effect of Changes Within Consolidation		-	-	-	-	-	-	-	-	-	(5,074)	-	-	-	(5,074)
	Closing Balances (I+II+III+IV+V+VI+VII+VIII+IX+X)		1,500,000	2,551,893	-	-	164,557	-	909,714	-	1,007,403	32,205	5,314	-	74,519	6,245,605
	CURRENT PERIOD (31/12/2005)															
I.	Balances at the Beginning of the Period		1,500,000	2,551,893	-	-	164,557	-	909,714	-	1,007,403	32,205	5,314	-	74,519	6,245,605
II.	Inclusion of Ak Emeklilik A.Ş.in consolidation		-	-	-	-	509	-	8,083	-	-	(14,110)	-	-	365	(5,153)
	Increases in the Period															
III.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	172,437	172,437
3.1	Net Fair Value Gains/Losses	(V-b)	-	-	-	-	-	-	-	-	-	-	-	-	172,437	172,437
IV.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Gains from Sale of Fixed Assets		-	-	-	-	-	-	-	-	-	-	3,747	-	-	3,747
5.1	Net Fair Value Gains/Losses		-	-	-	-	-	-	-	-	-	-	3,747	-	-	3,747
VI.	Other		-	-	-	-	-	-	5	-	-	-	-	-	-	5
	Transferred Amounts															
VII.	Available for Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Transferred to Net Income		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Transfers to Assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Net Current Year Income		-	-	-	-	-	-	-	-	1,461,170	-	-	-	-	1,461,170
X.	Profit Distribution		-	-	-	-	94,646	-	(556,212)	-	(1,007,403)	(19,286)	-	-	-	(1,488,255)
10.1	Dividends Paid	(V-c)	-	-	-	-	-	-	-	-	(464,812)	-	-	-	-	(464,812)
10.2	Transfers to Reserves	(V-d)	-	-	-	-	94,646	-	467,231	-	(542,591)	(19,286)	-	-	-	-
10.3	Other	(II-z)	-	-	-	-	-	-	(1,023,443)	-	-	-	-	-	-	(1,023,443)
XI.	Capital Increase		300,005	(150,000)	-	-	-	-	(144,691)	-	-	-	(5,314)	-	-	-
11.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.2	Revaluation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Evaluation Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Marketable Securities Valuation Fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.5	Adjustment to Share Capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Issuance of Share Certificates	(V-c)	300,000	(150,000)	-	-	-	-	(144,686)	-	-	-	(5,314)	-	-	-
11.7	Foreign Exchange Differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Other		5	-	-	-	-	-	(5)	-	-	-	-	-	-	-
XII.	Convertible Bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balances (I+II+III+IV+V+VI+VII+VIII+IX+X+XI+XII)		1,800,005	2,401,893	-	-	259,712	-	216,899	-	1,461,170	(1,191)	3,747	-	247,321	6,389,556

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.
V- CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts are expressed in "YTL Thousand")

		Notes (Section V)	CURRENT PERIOD (31/12/2005)	PRIOR PERIOD (31/12/2004)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1.	Operating profit before changes in operating assets and liabilities		2,258,795	2,280,757
1.1.1.	Interest received		5,088,603	5,559,275
1.1.2.	Interest paid		(2,527,763)	(1,914,232)
1.1.3.	Dividend received		4,272	20,207
1.1.4.	Fees and commissions received		897,176	681,249
1.1.5.	Other income		191,231	299,835
1.1.6.	Collections from previously written-off loans and other receivables		121,391	62,142
1.1.7.	Payments to personnel and service suppliers		(462,489)	(360,248)
1.1.8.	Taxes paid		(632,004)	(604,125)
1.1.9.	Extaordinary items		-	-
1.1.10.	Other	(VI-a)	(421,622)	(811,306)
1.1.11.	Monetory Loss		-	(652,040)
1.2.	Changes in operating assets and liabilities		3,811,193	2,015,880
1.2.1.	Net (increase) / decrease in trading securities		(2,580,895)	3,904,561
1.2.2.	Net (increase) / decrease in due from banks and other financial institutions		(2,022,331)	(153,088)
1.2.3.	Net (increase) / decrease in loans		(9,664,075)	(3,468,724)
1.2.4.	Net (increase) / decrease in other assets		(495,759)	22,493
1.2.5.	Net increase / (decrease) in bank deposits		1,560,360	(529,717)
1.2.6.	Net increase / (decrease) in other deposits		10,021,105	(955,646)
1.2.7.	Net increase / (decrease) in funds borrowed		6,743,650	2,579,532
1.2.8.	Net increase / (decrease) in payables		-	-
1.2.9.	Net increase / (decrease) in other liabilities	(VI-a)	249,138	616,469
I.	Net cash provided from banking operations		6,069,988	4,296,637
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	Net cash provided from investing activities		(2,875,969)	(3,480,530)
2.1.	Cash paid for purchase of investments, associates and subsidiaries	(VI-b)	(177,580)	-
2.2.	Cash obtained from sale of investments, associates and subsidiaries	(VI-c)	6	27,672
2.3.	Fixed assets purchases		(115,020)	(140,501)
2.4.	Fixed assets sales		15,489	47,152
2.5.	Cash paid for purchase of investments available-for-sale		(2,477,674)	(3,826,473)
2.6.	Cash obtained from sale of investments available-for-sale		-	-
2.7.	Cash paid for purchase of investment securities		(121,190)	-
2.8.	Cash obtained from sale of investment securities		-	411,620
2.9.	Extraordinary items		-	-
2.10.	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	Net cash provided from financing activities		(1,493,751)	(455,681)
3.1.	Cash obtained from funds borrowed and securities issued		-	-
3.2.	Cash used for repayment of funds borrowed and securities issued		-	-
3.3.	Issued capital instruments		-	-
3.4.	Dividends paid		(464,812)	(449,100)
3.5.	Payments for finance leases		(5,496)	(6,581)
3.6.	Extraordinary items		-	-
3.7.	Other		(1,023,443)	-
IV.	Effect of change in foreign exchange rate on cash and cash equivalents	(VI-a)	-	-
V.	Net increase in cash and cash equivalents		1,700,268	360,426
VI.	Cash and cash equivalents at beginning of the year	(VI-d)	2,113,692	1,753,266
VII.	Cash and cash equivalents at end of the year	(VI-d)	3,813,960	2,113,692

The accompanying notes form an integral part of these financial statements.

VII- PROFIT APPROPRIATION STATEMENTS

(Amounts are expressed in "YTL Thousand")

		CURRENT PERIOD (31/12/2005)	PRIOR PERIOD (31/12/2004)
I.	**DISTRIBUTION OF CURRENT YEAR INCOME**		
1.1.	CURRENT YEAR INCOME	2,078,422	1,496,552
1.2.	TAXES AND DUTIES PAYABLE (-)	640,128	476,024
1.2.1.	Corporate Tax (Income tax)	640,128	476,024
1.2.2.	Income witholding tax	-	-
1.2.3.	Other taxes and duties	-	-
A.	**NET INCOME FOR THE YEAR (1.1-1.2)**	**1,438,294**	**1,020,528**
1.3.	PRIOR YEARS LOSSES (-)	-	-
1.4.	FIRST LEGAL RESERVES (-)	-	51,026
1.5.	OTHER STATUTORY RESERVES (-)	-	-
B.	**NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]**	**1,438,294**	**969,502**
1.6.	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	75,000
1.6.1.	To owners of ordinary shares	-	75,000
1.6.2.	To owners of privileged shares	-	-
1.6.3.	To owners of preferred shares	-	-
1.6.4.	To profit sharing bonds	-	-
1.6.5.	To holders of profit and loss sharing certificates	-	-
1.7.	DIVIDENDS TO PERSONNEL (-)	-	-
1.8.	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	360
1.9.	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	389,452
1.9.1.	To owners of ordinary shares	-	389,452
1.9.2.	To owners of privileged shares	-	-
1.9.3.	To owners of preferred shares	-	-
1.9.4.	To profit sharing bonds	-	-
1.9.5.	To holders of profit and loss sharing certificates	-	-
1.10.	SECOND LEGAL RESERVES (-)	-	43,312
1.11.	STATUTORY RESERVES (-)	-	-
1.12.	EXTRAORDINARY RESERVES	-	461,378
1.13.	OTHER RESERVES	-	-
1.14.	SPECIAL FUNDS	-	-
II.	**DISTRIBUTION OF RESERVES**		
2.1.	APPROPRIATED RESERVES	-	-
2.2.	SECOND LEGAL RESERVES (-)	-	-
2.3.	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1.	To owners of ordinary shares	-	-
2.3.2.	To owners of privileged shares	-	-
2.3.3.	To owners of preferred shares	-	-
2.3.4.	To profit sharing bonds	-	-
2.3.5.	To holders of profit and loss sharing certificates	-	-
2.4.	DIVIDENDS TO PERSONNEL (-)	-	-
2.5.	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	**EARNINGS PER SHARE (*)**		
3.1.	TO OWNERS OF ORDINARY SHARES	0.008	0.006
3.2.	TO OWNERS OF ORDINARY SHARES (%)	0.8	0.6
3.3.	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4.	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	**DIVIDEND PER SHARE**		
4.1.	TO OWNERS OF ORDINARY SHARES	-	0.003
4.2.	TO OWNERS OF ORDINARY SHARES (%)	-	0.3
4.3.	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4.	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

(*) Given in YTL full.

NOTE (1): The competent authority for the distribution of current year income is the General Assembly of the Shareholders. As of the preparation date of these financial statements, the annual Ordinary General Assembly Meeting of the Shareholders has not yet convened.

(2): The profit distribution is made according to the unconsolidated financial statements of the Parent Bank.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATION ON THE PRESENTATION OF FINANCIAL STATEMENTS

a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in New Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These consolidated financial statements have been prepared in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No. 24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

b. Preparation of consolidated financial statements based on the current purchasing power of Turkish lira:

The Financial Reporting in Hyperinflationary Economies Standard stated in Communiqué 14 of the Accounting Application Regulation ("AAR 14") became effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its consolidated financial statements in the purchasing power of the Turkish lira as at the balance sheet date. The corresponding figures for previous periods are to be restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by the Turkish Statistical Institute approaching or exceeding 100% and the other is current year inflation rate approaching or exceeding 10%.

In accordance with AAR 14, the obligation of the preparation of financial statements according to inflationary accounting will be terminated when key indicators in the economy have disappeared. The announcement of the period in which the inflationary accounting will be discontinued will be made by the BRSA. Accordingly, as of 28 April 2005, the BRSA announced that inflation accounting application in the banking sector had been terminated based on the decree numbered 1623 related and dated 21 April 2005. It was stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of the inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in the case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period. In the preparation of the Bank's consolidated financial statements, inflation accounting has been applied until the end of 31 December 2004 and starting from 1 January 2005 it has been discontinued. In these consolidated financial statements, corresponding figures expressed for previous periods are restated in terms of the purchasing power of TL at 31 December 2004.

Until 31 December 2004, inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to the AAR 14 and announced by the Turkish Statistical Institute. Detailed information related to the application of inflation accounting is presented in "Explanation related to inflation accounting" Section Five, Note IX.

c. Accounting and evaluation policies adopted in the presentation of consolidated financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with "AAR". These policies and methods are explained in the Notes II to XXII.

d. Accounts for which different accounting policies applied during the consolidation:

None.

II. EXPLANATIONS REGARDING THE CONSOLIDATION PRINCIPLES

a. Consolidation principles applied:

For the preparation of consolidated financial statements, the methods, principles and procedures determined in the "Preparation of Consolidated Financial Statements, Accounting for Subsidiaries, Associates and Joint Ventures Standard" (AAR 15) are applied.

1. Consolidation principles of subsidiaries:

Subsidiaries are enterprises controlled directly or indirectly by the Bank, whose main activities are money and capital markets, financial leasing and insurance; and operating with licenses provided in accordance with special regulations.

Subsidiaries are consolidated using the full consolidation method, considering materiality of their operations (Section Five Note I-j). Financial statements of related subsidiaries are consolidated from the date on which control is transferred to the Group.

Control means, directly or indirectly holding the majority of the capital of an enterprise or, although not having this majority by holding of the privileged shares or based on agreements made with other shareholders, holding of the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.

In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and the resulting unrealised profits and losses are reciprocally eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet separately from liabilities and the Parent shareholders' equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Consolidation principles of investments in associates:

Associates are the enterprises, whose main activities being in money and capital markets, financial leasing and insurance; and operating with licenses provided in accordance with special regulations, in which the Parent Bank has invested equity, and even without the power to govern the financial and operating policies, it has a significant influence. Associates are consolidated with the equity method of accounting based on the materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds more than 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

3. Consolidation principles for the jointly controlled enterprises:

   None.

4. Principles for transfer, merger and acquisition of shares :

   As at 9 March 2005, the Bank has acquired 60% of shares in Ak Uluslararası Bankası A.Ş. which was previously an associate with a 39,99% share, for an amount of YTL98.488, and it has been decided to merge with Ak Uluslararası Bankası A.Ş. via a takeover. As at 19 September 2005, following the receipt of the required permissions, the commercial registration of Ak Uluslararası Bankası A.Ş. ceased and all of its assets and commitments were taken over by the Bank. The acquisition process is accounted in accordance with the "Regulation on Mergers and Acquisition of Banks Accounting Standard" in Accounting Application Regulation ("AAR 6").

b. Presentation of unconsolidated subsidiaries, investments in associates and share certificates included in the available-for-sale portfolio in consolidated financial statements :

Turkish lira denominated subsidiaries, investments in associates and share certificates in the available-for-sale portfolio are recognized at the cash and cash equivalent contribution amount after deducting the additions to the share capital of these companies from various funds including "revaluation fund" and financial expenses including foreign exchange expenses.

Foreign currency ("FC") denominated subsidiaries, investments in associates and share certificates in the available-for-sale portfolio are accounted by the translation of the historical foreign currency amounts by using exchange rates prevailing at the balance sheet date.

When the costs of subsidiaries, investments in associates and share certificates are higher than their net realisable values, the carrying amount is reduced to the net realisable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognised in the income statement under the account of net foreign exchange gains/losses. Foreign currency investments included in non-monetary assets which are carried at historical cost are translated with the exchange rates prevailing at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in the consolidated financial statements:

As of 31 December 2005, rates applied for the conversion of foreign currency balances into New Turkish lira are YTL1,3750 for USD, YTL1,6268 for Euro and YTL1,1703 for Yen.

b. Total foreign exchange gains/losses recognised in the current period net income:

The Group's foreign exchange gain recognised in these financial statements amounts to YTL47.877.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:

No foreign currency gains/losses have been reflected in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:

The Group does not have a significant net foreign currency position as disclosed in Section Four-Note V. Accordingly, the changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalised foreign currency exchange differences:

There are no foreign currency exchange differences capitalised for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, Note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

The Group's net foreign currency investments in foreign associates and subsidiaries are converted into New Turkish lira with the exchange rates prevailing at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognised as "foreign exchange gains/losses" in the income statement.

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulting from the fair value adjustments of the assets and liabilities of such subsidiaries:

The Group has no goodwill related with acquisition of a foreign subsidiary or differences resulting from fair value adjustments of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from the sale of a foreign subsidiary :

During the current and prior period, the Group has not sold any foreign subsidiaries.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

The Group's foreign exchange differences arising from the translation of monetary financial assets and debt securities issued are included in the "foreign exchange gains/losses" in the income statement.

IV. EXPLANATION ON DERIVATIVE INSTRUMENTS

The major derivative instruments utilized by the Group are currency and interest rate swaps, money options and currency forwards. There are no embedded derivatives originated by the Group.

The Group classifies its derivative instruments as "held for hedging" or "held for trading" in accordance with Communiqué 1 of the Accounting Application Regulation "Accounting of Financial Instruments" ("AAR 1"). All derivative financial instruments are classified as held for trading. Certain derivative transactions, while providing effective economic hedges under the Group's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 31 December 2005, the fair values of derivatives of the Group amount to YTL(-)62.674 (YTL202.474 as of 31 December 2004).

V. OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE

Interest income and expense are recognised in the income statement on an accrual basis. When the Group management estimates and judges that the collection becomes doubtful, then the interest income is not recognised until the collection is made and any accruals and income recognised in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES

All fees and commission income/expense are recognised on accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commission expenses paid to other financial institutions are recognised as operational costs and recorded on an effective yield method. Contract-based commission fees regarding the purchase and sale of assets are recognised as income at the time of collection.

VIII. TRADING SECURITIES

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognised at the settlement date, which is the date that the asset is delivered to/from the Group. Trading securities are initially recognised at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortised cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Securities sold under agreements to repurchase ("repurchase") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the internal rate of return method.

Funds given against securities purchased under agreements to resell ("reverse repurchase") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the internal rate of return method.

The Group has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The Group classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognised at the "settlement dates". The appropriate classification of financial assets of the Group is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

a. Investment securities held-to- maturity:

Held-to-maturity investments are securities with a fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments till maturity. Held-to-maturity securities are initially recognised at cost, and subsequently carried at amortised cost using the effective yield method; interest earned whilst holding held-to-maturity securities is reported as interest income.

The Group has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment has been made.

b. Investment securities available- for- sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When fair value calculations, based on market prices, cannot be performed reliably, the securities are carried at amortised cost using the effective yield method. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

XI. BANK ORIGINATED LOANS AND RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS

Loans and advances originated by the Group by providing money, service or goods directly to customers are categorised as originated loans. Loans and receivables originated by the Group are carried initially at cost and subsequently recognised at the amortised cost value calculated using the effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognised in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2001, No 24448. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Group has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which a provision is provided is subsequently collected, it is deducted from the specific provisions and recorded as income in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures have been finalised.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS

As of 31 December 2005 and 31 December 2004, the Group has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement. Intangible assets are carried at cost less accumulated depreciation and accumulated value diminution.

Intangibles are amortised over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Group does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on the current period or future periods.

Costs associated with development of computer software programmes and expenditures that enhance and extend the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalised. Capitalised computer software development costs are amortised using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT

Property and equipment is measured at cost when initially recognised and any directly attributable costs of setting up the asset are included in the initial measurement. Property and equipment carried at cost less accumulated depreciation.

Depreciation is calculated using the straight-line method over estimated useful life. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in property and equipment.

Where the carrying amount of an asset is greater than its estimated net realisable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to the income statement.

Property and equipment is not carried at a revalued amount in the financial statements.

Gains and losses on disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset. Investment costs are costs that prolong useful life, enlarge the service capacity, extend the quality or diminish the cost of the goods produced or services rendered. There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

The Group does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS

Assets acquired under finance lease agreements are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the lease instalments that are going to be paid for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group provides financial leasing transactions as lessor through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. Assets subject to the financial leasing are recognised on the balance sheet as receivables equal to the net leasing amount. Interest income is recognised over the term of the lease using the net investment method which reflects a constant periodic rate of return and unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

XV. PROVISIONS AND COMMITMENTS

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognised when: The Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognised in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made a contingent liability exists. A provision is recognised when it is probable that the contingent event will occur and a reliable estimate can be made.

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation "Accounting of Obligations Related to Employee Rights" ("AAR 10"). A provision for notice pay and employment termination benefits liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with AAR 10. A five-year simple arithmetical average of actual payment rates is the basis for the provision for employee termination benefits and notice pay is 11,44% (31 December 2004: 11,23%).

As at 31 December 2005, the Parent Bank does not have any employees whose employment period will terminate in more than 12 months subject to an agreement.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

On 1 November 2005, Banking Law No.5411 ("New Law") which requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date, was published in the Official Gazette. In accordance with the New Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal instalments for a period not exceeding 15 years. Accordingly, a task force established by the Ministry of Labour and Social Security has commenced to work on the general procedures related to the transfer and other parameters to be used in the actuarial liability calculation. However on 2 November 2005, the President of Turkish Republic has applied to the Constitutional Court of Turkey for abrogation of the relevant article in the New Law.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, Article No 20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th Article of the Insurance Supervisory Law and the "Actuarian Regulation" based on the same article.

As of 31 December 2005 no technical deficit has been reported in the actuarial technical balance sheet results of the Fund calculated by an independent actuary in accordance with Insurance Audit Law, by using the technical interest rate of 10.24% which was one of the parameters specified by the Ministry of Labour and Social Security. In addition, the Bank's management envisions that the liability amount to be calculated at the transfer date within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

XVII. TAXES

Corporation tax is payable at a rate of 30% (2004: 33%) on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.
Corporations are required to pay advance corporate tax quarterly at a rate of 30% (2004: 33%) on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to be offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovables are tax exempt, if such gains are added to paid-in capital by the end of the second year following their sale.
Capital expenditures, with some exceptions, over YTL10 thousand (2004: YTL6 thousand) are eligible for an investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment incentive rights are transferable to the following years in cases where the corporate income is insufficient. It is not obligatory to get an "Investment Incentive Document" to benefit from an investment incentive exemption. Investment allowances utilised within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19,8%, irrespective of profit distribution.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 15th day of the following 4th month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these consolidated financial statements in accordance with Communiqué 18 on the Accounting Application Regulation and the related disclosures of the BRSA regarding the income taxes. According to Communiqué 18, deferred tax assets and liabilities arising from different subsidiaries subject to consolidation are not netted and presented separately in the consolidated financial statements.

XVIII. EXPLANATIONS ON BORROWINGS

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortised cost using the effective yield method.

The Group utilises various hedging techniques to minimise the currency, interest rate and liquidity risks of its financial liabilities. No convertible bonds have been issued for the period.

XIX. PAID-IN CAPITAL AND TREASURY STOCK

Transaction costs regarding the issuance of share certificates are accounted as an expense in the income statement.

Distribution of profit for the period 1 January-31 December 2004, resolved at the General Assembly Meeting, is explained in Section V, Note II-aa. Distribution of profit for the period 1 January-31 December 2005 will be resolved at the ordinary "General Assembly Meeting". As of the date of these financial statements, the General Assembly Meeting of the Bank has not yet been convened.

XX. AVALISED DRAFTS AND ACCEPTANCES

Avalised drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXI. GOVERNMENT GRANTS

As of 31 December 2005 there are no government grants or support for the Group.

XXII. RECLASSIFICATIONS

Where necessary comparative figures of 31 December 2004 have been reclassified to conform to changes in presentation in the current period.

XXIII. NEW TURKISH LIRA

Through the enactment of the Law numbered 5083 concerning the "Currency of the Republic of Turkey" in the Official Gazette dated 31 January 2004, the New Turkish lira ("YTL") and the New Kuruş ("YKr") have been introduced as the new currency of the Republic of Turkey, effective from 1 January 2005. The hundredth part of the YTL is the YKr (1YTL = 100YKr). When the prior currency, Turkish lira ("TL"), values are converted into YTL, one million TL (TL1,000,000) shall be equivalent to one YTL (YTL1). Accordingly, the currency of the Republic of Turkey is simplified by removing 6 zeroes from the TL.

Effective from 1 January 2005, the YTL replaced the TL as a unit of account for the keeping and presentation of the records, accounts and financial statements. According to the decree of the BRSA numbered BDDK.DZM.2/13/1-a-1, publicly available financial statements and disclosures will be presented in "thousands of YTL" effective from 1 January 2005.

SECTION FOUR
INFORMATION REGARDING THE GROUP'S FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS

The Group's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. The Group undertakes financial leasing transactions through Ak Finansal Kiralama A.Ş.. By nature, the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity and mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets. Accordingly the rule of long-term placements carrying higher interest rates is especially applied. The Group has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

Investments in loans and securities, within the frame of their term structure and market conditions, are the areas that generate a higher income than the average calculated for the Group's overall areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short-term capital market fluctuations in currency, interest and price, the Group takes exposure within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Group controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar hedging methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Group's risk management are presented in the Notes III, IV, V, VI and VII of this section.

II. CONSOLIDATED CAPITAL ADEQUACY RATIO

a. The Group's and Parent Bank's capital adequacy ratios are as follows respectively: 21,89% (31 December 2004: 36,25%) and 21,41% (31 December 2004: 36,24%). These rates are considerably above the minimum rate of 8% specified by the related regulation.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

b. For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighted assets" which is the sum of "market risk on securities" and the "Group's currency risk". The following tables present the details of the classifications of "risk weighted assets" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation for the Group and the Parent Bank.

c. Information related to consolidated capital adequacy ratio

Risk Weighted Assets and Non-Cash Loans	Consolidated Information related to capital adequacy ratio:				Parent Bank Information related to capital adequacy ratio:			
	0%	20%	50%	100%	0%	20%	50%	100%
Balance Sheet Items (Net)	27.414.949	2.637.245	531.246	22.247.109	26.562.122	1.558.300	274.116	21.263.864
Cash	403.044	658	-	-	395.533	658	-	-
Due from banks	455.857	2.636.587	-	146.417	455.857	1.557.642	-	70.740
Interbank money market placements	400.000	-	-	-	400.000	-	-	-
Receivables from reverse repurchase transactions	91.771	-	-	-	-	-	-	-
Reserve requirements with the Central Bank of Turkey	3.897.391	-	-	-	3.897.391	-	-	-
Special finance houses	-	-	-	-	-	-	-	-
Loans	1.415.841	-	274.116	20.928.097	1.415.841	-	274.116	20.416.192
Loans under follow-up (net)	-	-	-	-	-	-	-	-
Subsidiaries, associates and investments available-for-sale	13.897.247	-	-	44.395	13.322.617	-	-	44.395
Miscellaneous receivables	-	-	-	234.422	-	-	-	19.957
Marketable securities held to maturity (net)	497.665	-	-	123.447	322.382	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-	-	-	-	-
Financial lease receivables	-	-	257.130	-	-	-	-	-
Leased assets (net)	-	-	-	-	-	-	-	-
Fixed assets (net)	-	-	-	705.703	-	-	-	684.590
Other assets	6.356.133	-	-	64.628	6.352.501	-	-	27.990
Off-balance Sheet Items	2.000.528	1.594.343	5.432.853	354.671	1.923.799	1.550.136	5.387.283	353.626
Guarantees and pledges	34	1.469.443	217.362	109.475	34	1.479.718	217.362	107.063
Commitments	-	-	5.211.567	-	-	-	5.167.389	-
Other off-balance sheet items	-	-	-	-	-	-	-	-
Transactions related with derivative financial instruments	-	108.941	-	6.235	-	66.750	-	6.235
Interest and income accruals	2.000.494	15.959	3.924	238.961	1.923.765	3.668	2.532	240.328
Non-risk weighted accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	**29.415.477**	**4.231.588**	**5.964.099**	**22.601.780**	**28.485.921**	**3.108.436**	**5.661.399**	**21.617.490**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

d. Summary information on the consolidated capital adequacy ratio:

	Consolidated		Parent Bank	
	Current Period 31 December 2005	Prior Period 31 December 2004	Current Period 31 December 2005	Prior Period 31 December 2004
Total risk weighted assets ("TRWA")	26.430.147	15.216.103	25.069.877	14.839.489
Amount subject to market risk ("ASMR")	3.074.763	1.534.109	2.811.425	1.510.637
Shareholders' equity	6.458.764	6.071.752	5.969.606	5.925.813
Shareholders' equity / (TRWA+ASMR)*100	21,89	36,25	21,41	36,24

e. Information about consolidated shareholders' equity items:

	Current Period 31 December 2005	Prior Period 31 December 2004
CORE CAPITAL		
Paid-in capital	1.800.005	1.500.000
Nominal capital	1.800.005	1.500.000
Capital commitments (-)	-	-
Adjustment to share capital	2.401.893	2.551.893
Share premium	-	-
Legal reserves	259.712	164.557
First legal reserve (Turkish Commercial Code 466/1)	165.508	113.709
Second legal reserve (Turkish Commercial Code 466/2)	94.204	50.848
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	216.899	909.714
Reserves allocated by the General Assembly	216.899	909.714
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	1.461.170	1.039.608
Current period profit	1.461.170	1.007.403
Prior period profit	-	32.205
Loss (-)	(1.191)	-
Current period loss	-	-
Prior period loss	(1.191)	-
Total Core Capital	**6.138.488**	**6.165.772**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

SUPPLEMENTARY CAPITAL	-	-
Revaluation fund	3.747	5.314
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	3.747	5.314
Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	-	-
Foreign exchange differences	-	-
General Reserves	130.735	76.592
Provisions for possible losses	47.415	47.415
Subordinated loans	-	956
Marketable securities value increase fund	247.321	74.519
Associates and subsidiaries	55.450	2.982
Investments available-for-sale	191.871	71.537
Investments held for structural transactions	-	-
Total Supplementary Capital	**429.218**	**204.796**
TIER III CAPITAL	-	-
CAPITAL	**6.567.706**	**6.370.568**
DEDUCTIONS FROM THE CAPITAL	**108.942**	**298.816**
Investments in consolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws	87.192	282.176
Leasehold improvements	2.651	1.984
Installation costs	-	-
Prepaid expenses	19.099	14.656
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Consolidation goodwill (net)	-	-
Capitalised expenses	-	-
Total Shareholders' Equity	**6.458.764**	**6.071.752**

III. CREDIT RISK

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risk, criteria such as the customers' financial strength, commercial capacity, sector, geographic area and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extension, limits determined on a customer and product basis are essentially followed up; information on risk and limits are closely monitored.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned to cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans is collected. Monitoring also continues until the receivables from the loans are completely collected.

The Group considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collaterals are treated in a wider extent than short-term risks.

e. The Group's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is 1.6% (31 December 2004: 1.5%) and 100% provision has been provided.

f. 1. The proportion of the Parent Bank's top 100 cash loan balances in total cash loans is 32% (31 December 2004: 40%).

2. The proportion of the Parent Bank's top 100 non-cash loan balances in total non-cash loans is 63% (31 December 2004: 73%).

3. The proportion of the Parent Bank's cash and non-cash loan balances with the first 100 customers comprise 16% of total cash loans and non-cash loans (31 December 2004: 18%).

g. The Group provided a general provision amounting to YTL130.735 (31 December 2004: YTL76.592).

(Amounts expressed in thousands of New Turkish lira ("YTL"))

h. Information according to geographical concentration:

	Assets	Liabilities(***)	Non-cash loans	Capital Expenditures	Net profit
Current Period – 31 December 2005					
Domestic	51.634.927	36.223.942	3.523.487	22.860	1.342.830
European Union Countries	2.974.274	10.277.700	4.168	29	22.911
OECD Countries (*)	59.936	1.720.531	-	-	-
Off-shore Banking Regions	31.546	38.070	-	-	95.429
USA, Canada	210.205	283.729	-	-	-
Other Countries	265.052	153.083	4.825	-	-
Unallocated Assets/Liabilities (**)	-	-	-	-	-
Total	55.175.940	48.697.055	3.532.480	22.889	1.461.170
Prior Period - 31 December 2004					
Domestic	33.355.273	21.906.241	2.922.380	123.608	894.143
European Union Countries	1.698.129	5.808.618	20.428	141.071	16.827
OECD Countries (*)	51.219	833.757	-	-	-
Off-shore Banking Regions	2.030	-	-	-	96.433
USA, Canada	216.253	776.341	3.462	-	-
Other Countries	89.377	106.225	-	-	-
Unallocated Assets/Liabilities (**)	-	-	-	-	-
Total	35.412.281	29.431.182	2.946.270	264.679	1.007.403

(*) OECD Countries other than EU countries, USA and Canada
(**) Unallocated assets / liabilities which could not be distributed according to a consistent principal.
(***) Shareholders' equitiy and minority interests are not included.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

i. Sectoral concentrations for cash loans:

	Current Period 31 December 2005				Prior Period 31 December 2004			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	195.909	1,33	13.989	0,18	47.704	0,61	1.559	0,03
Farming and raising livestock	159.494	1,09	9.224	0,12	38.728	0,50	1.402	0,03
Forestry	35.710	0,24	4.765	0,06	7.042	0,09	157	-
Fishing	705	0,00	-	-	1.934	0,02	-	-
Manufacturing	2.442.631	16,62	3.241.922	40,93	987.041	12,67	1.613.590	29,70
Mining	45.830	0,31	12.228	0,15	7.904	0,10	5.023	0,09
Production	2.380.701	16,20	3.197.210	40,37	976.693	12,54	1.600.695	29,47
Electric, gas and water	16.100	0,11	32.484	0,41	2.444	0,03	7.872	0,14
Construction	285.472	1,94	88.310	1,12	38.839	0,50	41.404	0,76
Services	4.245.444	28,89	2.341.922	29,56	1.120.926	14,39	1.856.363	34,17
Wholesale and retail trade	2.858.228	19,45	683.285	8,63	811.042	10,41	490.725	9,03
Hotel, food and beverage services	156.956	1,07	47.499	0,60	17.971	0,23	8.144	0,15
Transportation and telecommunication	347.552	2,36	238.316	3,01	25.956	0,33	270.485	4,98
Financial institutions	614.424	4,18	1.255.575	15,84	220.867	2,84	1.068.338	19,67
Real estate and renting services	11.154	0,08	88.088	1,11	1.059	0,01	9.289	0,17
Self-employment services	49.800	0,34	1.375	0,02	10.251	0,13	1.081	0,02
Education services	27.336	0,19	-	-	3.655	0,05	-	-
Health and social services	179.994	1,22	27.784	0,35	30.125	0,39	8.301	0,15
Other	7.528.570	51,22	2.233.885	28,21	5.596.167	71,83	1.919.323	35,34
Total	**14.698.026**	**100,00**	**7.920.028**	**100,00**	**7.790.677**	**100,00**	**5.432.239**	**100,00**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

IV. MARKET RISK:

The Group considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Group's market risk position is calculated and reported to the ERC members daily and weekly. The table below presents the market risk calculation as of 31 December 2005 in accordance with the "Regulation Related to the Measurement and Evaluation of the Bank's Capital Adequacy", published in the Official Gazette dated 31 January 2002, No.24567 and the Article No.18 of this regulation, "Market Risk Calculation by the Standard Method".

	Balance
Capital to be employed for interest rate risk – standard method	162.428
Capital to be employed for general market risk	161.971
Capital to be employed for specific risk	457
Capital to be employed for options subject to interest rate risk	-
Capital to be employed for common stock position risk - standard method	2.284
Capital to be employed for general market risk	1.519
Capital to be employed for specific risk	765
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	81.269
Capital liability	50.997
Capital to be employed for options subject to currency risk	30.272
Total value-at-risk (VAR)-Internal Model	-
Total capital to be employed for market risk	(*) 245.981
Amount subject to market risk	(*) 3.074.763

(*) Of the "Amount subject to market risk", only YTL245.981 (8% of YTL3.074.763) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section Four Note II. YTL245.981 is the minimum amount of capital that can hedge the mentioned risk.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

V. CURRENCY RISK

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining short foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by the ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Group's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3750	YTL1,6268	YTL1,1703
1. Day bid rate	YTL1,3200	YTL1,5646	YTL1,1204
2. Day bid rate	YTL1,3200	YTL1,5664	YTL1,1265
3. Day bid rate	YTL1,3200	YTL1,5616	YTL1,1259
4. Day bid rate	YTL1,3200	YTL1,5631	YTL1,1327
5. Day bid rate	YTL1,3200	YTL1,5664	YTL1,1320

The simple arithmetic average of the Group's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented below:

USD : YTL1,3272
Euro : YTL1,5706
Yen : YTL1,1183

As of 31 December 2004:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3697	YTL1,8690	YTL1,3364

(Amounts expressed in thousands of New Turkish lira ("YTL"))

Information related to the Group's Foreign Currency Risk: (Thousand YTL)

The table below summarises the Group's exposure to foreign currency exchange rate risk, categorised by currency. Foreign currency indexed assets, classified as Turkish lira assets according to Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

	EURO	USD	Yen	Other FC (*)	Total
Current Period – 31 December 2005					
Assets					
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	518.172	90.050	156	5.535	**613.913**
Due from banks and other financial institutions	730.398	1.579.994	13.729	185.479	**2.509.600**
Trading securities	774.007	5.537.090	-	-	**6.311.097**
Interbank money market placements	-	-	-	-	-
Available-for-sale securities	490.082	3.294.100	-	-	**3.784.182**
Loans	3.246.689	4.984.697	146	59.598	**8.291.130**
Subsidiaries, investments and associates	29	-	-	-	**29**
Held-to-maturity securities	24.248	478.664	21.052	78.602	**602.566**
Property and equipment	3.206	2.103	-	1.202	**6.511**
Goodwill	-	-	-	-	-
Other assets	1.397.092	653.509	1.496	11.700	**2.063.797**
Total assets	**7.183.923**	**16.620.207**	**36.579**	**342.116**	**24.182.825**
Liabilities					
Bank deposits	333.922	1.248.615	1	33.713	**1.616.251**
Foreign currency deposits	5.475.279	6.798.317	10.565	747.758	**13.031.919**
Funds from interbank money market	126.610	121.364	-	-	**247.974**
Funds borrowed	1.232.987	7.531.763	-	128.727	**8.893.477**
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	14.878	12.526	655	8.937	**36.996**
Other liabilities	106.985	181.123	1.344	21.724	**311.176**
Total liabilities	**7.290.661**	**15.893.708**	**12.565**	**940.859**	**24.137.793**
Net on-balance sheet position	**(106.738)**	**726.499**	**24.014**	**(598.743)**	**45.032**
Net off-balance sheet position (*)	**125.852**	**(744.413)**	**(31.796)**	**657.137**	**6.780**
Financial derivative assets	1.927.262	1.608.200	58.468	1.048.426	**4.642.356**
Financial derivative liabilities	1.801.410	2.352.613	90.264	391.289	**4.635.576**
Non-cash loans	703.485	1.136.761	56.792	21.212	**1.918.250**
Prior Period – 31 December 2004					
Total assets	4.088.419	14.647.121	2.025	359.543	**19.097.108**
Total liabilities	6.272.657	12.152.364	2.265	603.455	**19.030.741**
Net on-balance sheet position	(2.184.238)	2.494.757	(240)	(243.912)	**66.367**
Net off-balance sheet position	2.343.618	(2.360.337)	1.336	185.142	**169.759**
Non-cash loans	784.106	989.282	38.129	16.298	**1.827.815**

(*) Of the "other FC" total assets amounting YTL342.116 (31 December 2004: YTL359.543), YTL329.820 is in English pounds (31 December 2004: TL299.250), and YTL6.055 is in Swiss francs (31 December 2004: YTL50,507). Of the total liabilities amounting toYTL940.859 (31 December 2004: YTL603.455) YTL788.981 is in English pounds (31 December 2004: YTL442.556) and YTL59.497 is in Swiss francs (31 December 2004: YTL70.827)

(**) Presents the net balance of receivables and payables from derivatives.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

VI. INTEREST RATE RISK

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimise the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as: using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

Current Period – 31 December 2005	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	859.559	**859.559**
Due from banks and other financial institutions	2.246.624	102.125	37.703	82.717	93.670	220.165	**2.783.004**
Trading securities	1.918	1.989.389	3.125.958	26.326	1.202.271	18.997	**6.364.859**
Interbank money market placements	491.771	-	-	-	-	-	**491.771**
Available-for-sale securities	122.480	2.763.463	3.417.512	3.290.718	4.347.470	64.302	**14.005.945**
Loans	9.370.069	3.712.728	3.430.509	2.668.115	3.436.633	-	**22.618.054**
Held-to-maturity securities	29.573	89.979	359.173	6.877	135.510	-	**621.112**
Other assets	4.132.436	271.002	994.651	445.946	595.406	1.015.084	**7.454.525**
Total assets	**16.394.871**	**8.928.686**	**11.365.506**	**6.520.699**	**9.810.960**	**2.178.107**	**55.198.829**
Liabilities							
Bank deposits	1.764.421	756.243	18.707	2.000	-	99.761	**2.641.132**
Other deposits	18.244.875	3.910.967	749.419	986.020	146.506	5.277.745	**29.315.532**
Funds from interbank money market	5.260.567	217.021	-	-	-	-	**5.477.588**
Miscellaneous payables	7.041	-	-	197	-	873.788	**881.026**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	2.131.699	4.980.313	996.103	824.901	43.714	-	**8.976.730**
Other liabilities and shareholders' equity	235.237	89.216	65.849	46.677	51.099	7.418.743	**7.906.821**
Total liabilities and shareholders' equity	**27.643.840**	**9.953.760**	**1.830.078**	**1.859.795**	**241.319**	**13.670.037**	**55.198.829**
Balance sheet interest sensitivity gap	**(11.248.969)**	**(1.025.074)**	**9.535.428**	**4.660.904**	**9.569.641**	**(11.491.930)**	-
Off-balance sheet interest sensitivity gap(*)	(2.471)	(8.278)	(30.371)	(4.754)	(1.815)	-	**(47.689)**
Total interest sensitivity gap	**(11.251.440)**	**(1.033.352)**	**9.505.057**	**4.656.150**	**9.567.826**	**(11.491.930)**	**(47.689)**

(*) These amounts represent the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to remaining period until maturity.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2- Prior Period - 31 December 2004	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	280.294	**280.294**
Due from banks and other financial institutions	1.193.617	53.511	46.724	2.000	-	105.463	**1.401.315**
Trading securities	7.250	844.053	615.168	1.864.884	438.247	14.362	**3.783.964**
Interbank money market placements	484.201	25.538	-	-	-	-	**509.739**
Available-for-sale securities	510.592	2.390.631	2.809.773	2.542.620	3.191.881	17.497	**11.462.994**
Loans	5.425.739	2.428.883	2.548.798	1.689.599	1.129.897	-	**13.222.916**
Held-to-maturity securities	-	-	322.382	-	-	-	**322.382**
Other assets	2.208.585	273.220	459.616	305.797	434.628	1.011.510	**4.693.356**
Total assets	**9.829.984**	**6.015.836**	**6.802.461**	**6.404.900**	**5.194.653**	**1.429.126**	**35.676.960**
Liabilities							
Bank deposits	569.914	277.107	68.515	19.000	-	59.031	**993.567**
Other deposits	10.726.643	2.597.207	1.137.737	980.215	157.259	3.651.656	**19.250.717**
Funds from interbank money market	2.170.904	171.663	6	-	-	-	**2.342.573**
Miscellaneous payables	-	-	-	-	-	685.852	**685.852**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	888.190	2.663.052	1.284.258	300.450	43.906	-	**5.179.856**
Other liabilities and shareholders' equity	86.899	52.502	19.548	41.069	76.014	6.948.363	**7.224.395**
Total liabilities and shareholders' equity	**14.442.550**	**5.761.531**	**2.510.064**	**1.340.734**	**277.179**	**11.344.902**	**35.676.960**
Balance sheet interest sensitivity gap	**(4.612.566)**	**254.305**	**4.292.397**	**5.064.166**	**4.917.474**	**(9.915.776)**	-
Off-balance sheet interest sensitivity gap(*)	18.605	77.330	26.292	47.136	243	-	**169.606**
Total interest sensitivity gap	**(4.593.961)**	**331.635**	**4.318.689**	**5.111.302**	**4.917.717**	**(9.915.776)**	**169.606**

(*)These amounts represent the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to remaining period until maturity.

b. Effective average interest rates for monetary financial instruments:

Current Period – 31 December 2005	EURO	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	1,14	2,03	-	10,25
Due from banks and other financial institutions	2.37	4.31	-	15.07
Trading securities	5,05	6,26	-	14.47
Interbank money market placements	-	-	-	13.76
Available-for-sale securities	5,76	7,37	-	18,43
Loans	3,10	6,15	4,12	20,90
Held-to-maturity securities	4,39	13,11	7,18	17,33
Liabilities				
Bank deposits	3,06	4,57	-	15,15
Other deposits (including demand deposits)	2,01	3,31	0,01	13,72
Funds from interbank money market	2,39	4,14	-	14,99
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,73	5,15	-	12,72

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2- Prior Period - 31 December 2004	EURO	USD	Yen	YTL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	0,99	1,04	-	12,50
Due from banks and other financial institutions	2,14	2,26	-	20,96
Trading securities	9,44	5,39	-	22,50
Interbank money market placements	1,13	1,12	-	23,94
Available-for-sale securities	5,51	5,61	-	26,73
Loans	4,15	6,15	3,40	27,10
Held-to-maturity securities	-	12,01	-	-
Liabilities				
Bank deposits	2,99	2,77	-	22,99
Other deposits (including demand deposits)	2,32	2,10	0,50	16,64
Funds from interbank money market	-	2,87	-	19,68
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,96	3,75	1,86	17,36

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

VII. LIQUIDITY RISK

Liquidity risk arises from mismatching of maturities of assets and liabilities. The Group balances the maturities of the related assets and liabilities according to specific criterion and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to meet the Group's commitments to customers and to satisfy the Group's own liquidity needs. For this objective, the Group holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Group.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unallocated (*)	Total
Current Period – 31 December 2005								
Assets								
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	859.559	-	-	-	-	-	-	**859.559**
Due from banks and other financial institutions	220.165	2.246.624	102.125	37.703	82.717	93.670	-	**2.783.004**
Trading securities	18.997	1.782	4.348	33.711	26.369	6.279.652	-	**6.364.859**
Interbank money market placements	-	491.771	-	-	-	-	-	**491.771**
Available-for-sale securities	64.302	94.537	196.263	2.254.452	3.357.711	8.038.680	-	**14.005.945**
Loans	-	5.019.406	2.430.346	2.710.152	5.831.990	6.626.160	-	**22.618.054**
Held-to-maturity securities	-	-	30.572	335.702	4.169	250.669	-	**621.112**
Other assets	4.106.659	245.699	128.493	994.863	447.489	738.414	792.908	**7.454.525**
Total assets	**5.269.682**	**8.099.819**	**2.892.147**	**6.366.583**	**9.750.445**	**22.027.245**	**792.908**	**55.198.829**
Liabilities								
Bank deposits	99.761	1.764.421	756.243	18.707	2.000	-	-	**2.641.132**
Other deposits	5.277.745	18.244.875	3.910.967	749.419	986.020	146.506	-	**29.315.532**
Funds from interbank money market	148	1.378.340	1.132.146	855.972	2.734.282	2.875.842	-	**8.976.730**
Funds borrowed	-	5.260.567	217.021	-	-	-	-	**5.477.588**
Marketable securities issued	-	-	-	-	-	-	-	-
Miscellaneous payables	209.265	575.164	96.400	-	197	-	-	**881.026**
Other liabilities (**)	-	526.106	141.458	316.238	59.494	361.750	6.501.775	**7.906.821**
Total liabilities and shareholders' equity	**5.586.919**	**27.749.473**	**6.254.235**	**1.940.336**	**3.781.993**	**3.384.098**	**6.501.775**	**55.198.829**
Net Liquidity Gap	**(317.237)**	**(19.649.654)**	**(3.362.088)**	**4.426.247**	**5.968.452**	**18.643.147**	**(5.708.867)**	-
Prior Period – 31 December 2004								
Total assets	2.343.173	5.818.114	3.268.415	3.753.584	7.568.367	11.931.056	994.251	**35.676.960**
Total liabilities	3.713.420	14.930.988	3.649.197	1.884.905	2.978.304	2.274.368	6.245.778	**35.676.960**
Net Liquidity Gap	**(1.370.247)**	**(9.112.874)**	**(380.782)**	**1.868.679**	**4.590.063**	**9.656.688**	**(5.251.527)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationary, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under the "Other Liabilities" item in the "Unallocated" column.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

VIII. PRESENTATION OF ASSETS AND LIABILITIES WITH THEIR FAIR VALUES

The fair value of held-to-maturity assets is based on market prices or when this information is not available, broker/dealer price quotations for securities with similar yield, maturity and other terms.

The expected fair value of the demand deposits represents the amount to be paid in case of demanded. The fair value of the floating rate placements and the overnight deposits represents the book value. The expected fair value of the fixed rate deposits is calculated through the internal rate of return method using the interbank money market interest rates of similar liabilities.

The fair value of marketable securities issued is calculated according to broker price quotations and if these are not available, amounts derived from cash flow models.

The following table summarises the carrying amounts and fair values of certain financial assets and liabilities defined in Communiqué 17 of the Accounting Application Regulation. The book value of the assets and liabilities represents the sum of the acquisition cost and related income accruals.

	Book Value		Fair Value	
	Current Period 31 December 2005	Prior Period 31 December 2004	Current Period 31 December 2005	Prior Period 31 December 2004
Financial Assets	19.212.975	14.291.194	19.212.975	14.291.194
Due from banks and other financial institutions	2.788.288	1.423.936	2.788.288	1.423.936
Investment securities available-for-sale	15.631.317	12.379.839	15.631.317	12.379.839
Investment securities held-to-maturity	793.370	487.419	793.370	487.419
Financial Liabilities	42.158.122	26.270.219	42.158.122	26.270.219
Bank deposits	2.660.490	997.399	2.660.490	997.399
Other deposits	29.586.570	19.375.480	29.586.570	19.375.480
Funds borrowed	9.030.036	5.211.488	9.030.036	5.211.488
Marketable securities issued	-	-	-	-
Miscellaneous payables	881.026	685.852	881.026	685.852

Balance sheet items valued with the "Internal Rate of Return Method" are almost equal to their fair values.

IX. ACTIVITIES CARRIED OUT ON BEHALF AND ON ACCOUNT OF OTHER PERSONS

The Group carries out trading, custody, management and consulting services on behalf of others and on their account. The Group has no trust transactions.

X. OPERATIONAL SEGMENTS

The Group provides retail banking, corporate banking, fund management, private banking and international banking services.

Small business and individual banking activities were brought together under retail banking services. The Group offers a variety of retail services such as deposit accounts, customer loans, credit cards, insurance products and wealth management services under a customer-focused approach and utilises technology-intensive means to reach the customers. Employing one of the most extensive branch networks among the banks in Turkey, the Group's line of retail banking products and services also includes bank cards, automatic payment services, foreign currency trading, safe deposit box rentals, cheques, money transfers, investment banking and telephone and internet banking.

Corporate banking delivers financial solutions and banking services to large-scale corporate customers. Among the products and services offered to corporate and commercial customers are New Turkish lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, export factoring, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, and at customers' requests, the Bank delivers timely and effective solutions to enable its corporate customers to handle their working capital more effectively through cash management services that include specially designed collection and payment services and liquidity and information management. Under investment banking, project finance loans are also provided.

The fund management services are provided by the Treasury Division that consists of Fund Management, Fixed Income Securities and Marketing Units. Spot and term based TL and FC buying selling activities are realised by the Fund Management Unit. Treasury bills, government bonds, other domestic and foreign marketable securities buying-selling activities, the selling of treasury bills and bonds to customers using the Bank's branch network is performed by Fixed Income Securities Unit. The Treasury Marketing Unit, utilising the advantage of the Bank's extensive branch network enters into derivative transactions such as swaps, futures and options for hedging purposes.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions. The target is to satisfy the financial needs of these customers whether in Turkey or abroad, and to offer the most suitable investment alternatives

International banking services are provided by International Banking Division. The Bank works with more than 1.100 correspondent banks located in 120 countries and provides a service for foreign trade financing, foreign currency and New Turkish lira clearances. The international banking units therefore seek out long-term funding opportunities at prices below those that fully reflect country risks, try to diversify the sources of funding and create a base of international investors, for that purpose.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED ASSETS

a. Information related to the account of the Central Bank of Turkey:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Demand unrestricted amount	9.610	446.247	5.738	33
Time unrestricted amount	-	-	-	-
Total	**9.610**	**446.247**	**5.738**	**33**

b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:

Trading securities given as collateral are composed of YTL and foreign currency government bonds.

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Bond, treasury bills and similar investment securities	2.752	560.372	3.443	764.015
Other	-	-	-	-
Total	**2.752**	**560.372**	**3.443**	**764.015**

2. Trading securities subject to repurchase agreements:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Government bonds	-	199.157	-	183.068
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	-	**199.157**	-	**183.068**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

c. Information on foreign banks account:

	Unrestricted Amount		Restricted Amount (**)	
	Current Period 31 December 2005	Prior Period 31 December 2004	Current Period 31 December 2005	Prior Period 31 December 2004
European Union countries	2.112.811	1.119.814	66.944	53.511
USA, Canada	130.450	154.908	2.590	17.242
OECD Countries (*)	52.828	51.219	-	-
Off-shore Banking Regions	8.139	-	-	-
Other	30.295	1.582	-	-
Total	**2.334.523**	**1.327.523**	**69.534**	**70.753**

(*) OECD Countries other than EU countries, USA and Canada
(**) The restricted amounts are the time deposits held in accordance with the contracts of securitisation loans.

d. Information on receivables from reverse repurchase agreements:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From domestic transactions	91.771	-	80.074	-
The Central Bank of Turkey	-	-	-	-
Banks	-	-	-	-
Intermediary institutions	-	-	-	-
Other financial institutions	91.771	-	80.074	-
Other institutions	-	-	-	-
Real persons	-	-	-	-
From foreign transactions	-	-	-	-
Central Bank	-	-	-	-
Banks	-	-	-	-
Intermediary institutions	-	-	-	-
Other financial institutions	-	-	-	-
Other institutions	-	-	-	-
Real persons	-	-	-	-
Total	**91.771**	-	**80.074**	-

(Amounts expressed in thousands of New Turkish lira ("YTL"))

e. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:
Investment securities available-for-sale are composed of YTL and FC government bonds, YTL treasury bills and share certificates of institutions in which the Group has less than a 10% share.

2. Information on investment securities available-for-sale:

	Current Period 31 December 2005	Prior Period 31 December 2004
Debt securities	13.941.642	11.445.497
Quoted in a stock exchange	13.575.958	8.980.813
Not quoted (*)	365.684	2.464.684
Share certificates	66.591	62.070
Quoted in a stock exchange	60.416	56.709
Not quoted	6.175	5.361
Impairment provision (-)	(2.288)	(44.573)
Total	**14.005.945**	**11.462.994**

(*)Not traded on the balance sheet date, although quoted on the stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:
Investment securities available-for-sale given as collateral are composed of YTL and foreign currency government bonds and YTL treasury bills. The sum of the acquisition cost amounting YTL1.302.407 and the interest accruals amounting YTL269.008 is the carrying value of these securities amounting YTL1.571.415 (31 December 2004: YTL1.229.376).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Share certificates	-	-	-	-
Bond, treasury bills and similar investment securities	623.027	679.380	664.285	370.954
Other	-	-	-	-
Total	**623.027**	**679.380**	**664.285**	**370.954**

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Government bonds	4.386.917	-	1.719.455	-
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	**4.386.917**	-	**1.719.455**	-

(Amounts expressed in thousands of New Turkish lira ("YTL"))

f. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Group:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct loans granted to shareholders	-	31.179	1.598	38.985
Corporate shareholders	-	31.179	1.598	38.985
Real person shareholders	-	-	-	-
Indirect loans granted to shareholders	776.703	343.450	384.907	365.576
Loans granted to employees	18.818	-	8.184	-
Total	**795.521**	**374.629**	**394.689**	**404.561**

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialised loans	22.149.467	-	461.241	7.346
Discount notes	405.619	-	-	-
Export loans	2.198.194	-	3.838	-
Import loans	-	-	-	-
Loans given to financial sector	985.151	-	-	-
Foreign loans	661.149	-	-	-
Consumer loans	4.227.023	-	180.234	-
Credit cards	2.203.734	-	142.736	-
Precious metals loans	-	-	-	-
Other	11.468.597	-	134.433	7.346
Specialised loans	-	-	-	-
Other receivables	-	-	-	-
Total	**22.149.467**	-	**461.241**	**7.346**

3. Loans according to their maturity structure:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Short-term loans	10.299.041	-	461.241	7.346
Non-specialised loans	10.299.041	-	461.241	7.346
Specialised loans	-	-	-	-
Other receivables	-	-	-	-
Medium and long-term loans(*)	11.850.426	-	-	-
Non-specialised loans	11.850.426	-	-	-
Specialised loans	-	-	-	-
Other receivables	-	-	-	-

(*)Loans extended with a maturity over one year at the origination date are classified as medium and long-term loans. As the time goes on, the maturity gets shorter and as of 31 December 2005, the average maturity of total loans is 359 days, slightly shorter than a year.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

4. Information on consumer loans, consumer credit cards, personnel loans and personnel credit cards:

	Short-term	Medium- and long-term	Total	Interest and income accruals
Consumer loans-YTL	362.590	3.932.857	4.295.447	40.003
Real estate loans	5.749	1.838.294	1.844.043	14.423
Automotive loans	86.900	1.263.378	1.350.278	15.161
Consumer loans	179.613	831.185	1.010.798	10.419
Other	90.328	-	90.328	-
Consumer loans- Indexed to FC	1.224	100.020	101.244	402
Real estate loans	503	88.887	89.390	355
Automotive loans	468	9.143	9.611	35
Consumer loans	253	1.990	2.243	12
Other	-	-	-	-
Consumer loans-FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Consumer Credit Cards YTL	2.299.788	36.645	2.336.433	43.126
With instalment	684.412	36.645	721.057	13.309
Without instalment	1.615.376	-	1.615.376	29.817
Consumer Credit Cards FC	1.785	-	1.785	-
With instalment	-	-	-	-
Without instalment	1.785	-	1.785	-
Personnel loans-YTL	2.240	7.719	9.959	103
Real estate loans	-	718	718	6
Automotive loans	63	973	1.036	10
Consumer loans	2.177	6.028	8.205	87
Other	-	-	-	-
Personnel loans- Indexed to FC	-	607	607	2
Real estate loans	-	539	539	2
Automotive loans	-	68	68	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel loans-FC	-	-	-	-
Real estate loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	-	-	-	-
Personnel Credit Cards YTL	8.152	100	8.252	153
With instalment	3.071	100	3.171	59
Without instalment	5.081	-	5.081	94
Personnel Credit Cards FC	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total Consumer Loans	**2.675.779**	**4.077.948**	**6.753.727**	**83.789**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

5. Information on commercial instalment loans and corporate credit cards:

	Short-term	Medium- and long-term	Total	Interest and income accruals
Commercial Instalment Loans-YTL	690.357	2.143.080	2.833.437	19.827
Business Loans	731	316.570	317.301	2.138
Automotive loans	58.128	1.122.141	1.180.269	7.039
Consumer loans	404.657	668.057	1.072.714	10.158
Other	226.841	36.312	263.153	492
FC indexed commercial instalment loans	24.001	110.518	134.519	2.874
Business Loans	393	17.963	18.356	217
Automotive loans	836	69.487	70.323	2.490
Consumer loans	9.945	4.368	14.313	63
Other	12.827	18.700	31.527	104
Commercial Instalment Loans-FC	1.434	13.837	15.271	-
Business Loans	-	-	-	-
Automotive loans	-	-	-	-
Consumer loans	-	-	-	-
Other	1.434	13.837	15.271	-
Corporate Credit Cards-YTL	47.933	-	47.933	885
With instalment	-	-	-	-
Without instalment	47.933	-	47.933	885
Corporate Credit Cards-FC	-	-	-	-
With instalment	-	-	-	-
Without instalment	-	-	-	-
Total	**763.725**	**2.267.435**	**3.031.160**	**23.586**

6. Loans according to types of borrowers:

	Current Period 31 December 2005	Prior Period 31 December 2004
Public	1.495.820	2.001.845
Private	21.122.234	11.221.071
Total	**22.618.054**	**13.222.916**

7. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 31 December 2005	Prior Period 31 December 2004
Domestic loans	21.956.905	12.774.969
Foreign loans	661.149	447.947
Total	**22.618.054**	**13.222.916**

8. Loans granted to subsidiaries and investments:

	Current Period 31 December 2005	Prior Period 31 December 2004
Direct loans granted to subsidiaries and investments	-	5.415
Indirect loans granted to subsidiaries and investments	-	-
Total	-	**5.415**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

9. Specific provisions provided against loans:

Specific provisions	Current Period 31 December 2005	Prior Period 31 December 2004
Loans and receivables with limited collectibility	70.574	73.090
Loans and receivables with doubtful collectibility	53.757	2.775
Uncollectible loans and receivables	234.782	128.254
Total	**359.113**	**204.119**

10. Information on loans and other receivables included in loans under follow-up account (Net):

10(i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period 31 December 2005			
(Gross Amounts Before Specific Provisions)	-	-	7.346
Restructured Loans and Others Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	7.346
Prior Period 31 December 2004			
(Gross Amounts Before Specific Provisions)	-	-	-
Restructured Loans and Others Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	-

10(ii). The movement of loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance: 31 December 2004	73.090	2.775	128.254
Additions (+)	292.648	5.235	7.476
Transfers from other categories of loans under follow-up (+)	-	248.290	174.498
Transfers to other categories of loans under follow-up (-)	248.290	174.498	9.339
Collections (-)	46.619	27.355	47.417
Write-offs (-)	255	690	18.690
Current Period End Balance	70.574	53.757	234.782
Specific provisions (-)	70.574	53.757	234.782
Net balance on balance sheet	-	-	-

(Amounts expressed in thousands of New Turkish lira ("YTL"))

10(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period 31 December 2005			
Period End Balance	4.553	168	18.200
Specific provisions (-)	4.553	168	18.200
Net balance on balance sheet	-	-	-
Prior Period 31 December 2004			
Period End Balance	1.069	112	31.711
Specific provisions (-)	1.069	112	31.711
Net balance on balance sheet	-	-	-

11. The policy followed-up for the collection of uncollectible loans and other receivables:

The aim is to liquidate uncollectible loans and other receivables through the collection of collaterals and legal procedures.

g. Information on factoring receivables: None.

h. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

As at 31 December 2005 all investment securities held-to-maturity are composed of YTL and foreign currency government bonds, treasury bills and eurobonds.

	Current Period 31 December 2005	Prior Period 31 December 2004
Debt securities	621.112	322.382
Quoted in a stock exchange	298.554	-
Not quoted (*)	322.558	322.382
Impairment provision (-)	-	-
Total	**621.112**	**322.382**

(*)Not traded at the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

	Current Period 31 December 2005	Prior Period 31 December 2004
Beginning balance	322.382	734.002
Monetary loss	-	(89.238)
Purchases during year (**)	298.730	-
Disposals through sales and redemptions (*)	-	(322.382)
Impairment provision (-)	-	-
Period End Balance	**621.112**	**322.382**

(*) Amounts presented in the "Disposals through sales and redemptions" line consist only of redempted securities; there are no security disposals through sales.

(**) As at 31 December 2005, amount presented as "Purchases during year" are the securities added to the consolidated portfolio due to addition of Sabancı Bank plc. and Ak Finansal Kiralama A.Ş. to the scope of consolidation.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2(i). Information on accounts in which investment securities held-to-maturity are recorded:

	Current Period 31 December 2005				Prior Period 31 December 2004			
	Historical Cost		Valuation		Historical Cost		Valuation	
Held-to-maturity securities	YTL	FC	YTL	FC	YTL	FC	YTL	FC
Given as collateral or blocked	322.382	-	486.493	-	322.382	-	487.419	-
Subject to repurchase transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other	18.722	280.008	20.438	286.439	-	-	-	-
Total	**341.104**	**280.008**	**506.931**	**286.439**	**322.382**	-	**487.419**	-

2(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

Investment securities held-to-maturity given as collateral or blocked:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Treasury bills	-	-	-	-
Bonds and similar investment securities	322.382	-	322.382	-
Other	-	-	-	-
Total	**322.382**	-	**322.382**	-

2(iii). Investment securities held-to-maturity subject to repurchase transactions: None.

2(iv). Investment securities held-to-maturity held for structural position: None.

i. Information on investments in associates (Net):

1. Non-consolidated investments in associates:

1(i). General information about non-consolidated investments in associates:

Title	Address (City / Country)	Bank's share percentage-If different voting percentage(%)	Bank's risk group share percentage (%)
Ak Yatırım Ortaklığı A.Ş.	Istanbul/Turkey	45,71	45,71

(Amounts expressed in thousands of New Turkish lira ("YTL"))

1(ii). Main financial figures of non-consolidated investments in associates, in the order of the above table:

The financial figures are obtained from the financial statements of the related companies, dated 31 December 2005.

Total Assets	Shareholders' equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portflio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value
50.781	48.862	5	2.089	1.716	15.305	698	19.268

1(iii). Other members/shareholders outside the Group, which have the power to control, along with the Parent company and the other members of the Group: None.

1(iv). Reasons for not consolidating certain investments in associates: Based on the materiality principle due to their operating results, amount of asset and shareholders' equity, they are not included in the scope of consolidation.

1(v). Method used for accounting of investments in associates in Parent Bank's non-consolidated financial statements: Disclosed in Note II of the Section Three.

2. Consolidated investments in associates:

2(i). Movement schedule for consolidated investments in associates:

	Current Period 31 December 2005	Prior Period 31 December 2004
Balance at the beginning of the period	223.322	233.929
Movements during the period		
Purchases	-	-
Free shares obtained	-	-
Dividends from current year income	-	2.301
Sales / Liquidations (*)	(216.941)	-
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments in associates	(6.381)	(12.908)
Balance at the end of the period	-	223.322
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) The amount stated as "Sales" as of 31 December 2005 results from the purchase of the shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc; the share of the Bank in these investments increased, and accordingly these companies have been transferred from the investments in associates portfolio to the subsidiary portfolio.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2(ii). Valuation of consolidated associates:

	Current Period 31 December 2005	Prior Period 31 December 2004
Valuation with cost	-	-
Valuation with fair value	-	-
Valuation with equity method	-	223.322

2(iii). Information on sectors and the related amounts of the consolidated financial associates:

Associates	Current Period 31 December 2005	Prior Period 31 December 2004
Banks	-	223.322
Insurance Companies	-	-
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial investments in associates	-	-

2(iv). Consolidated associates quoted on a stock exchange: None.

2(v). Information on consolidated associates: None.

2(vi). Main financial figures of consolidated associates, in the order of the above table: None.

2(vii) Information on associates sold in the current period:

Title	Sale Price	Market Value at Sale Date	Cash / Instalment Info
Ak Yatırım Ortaklığı A.Ş. (*)	6	6	Cash

(*) The Bank sold %0.01 share of Ak Yatırım Ortaklığı A.Ş. amounting YTL6.

2(viii) Associates purchased in the current period:

Title	Purchase Price	Market Value at Purchase Date	Cash / Instalment Info
Ak Uluslararası Bankası A.Ş. (*)	98.488	98.488	Cash
Sabancı Bank plc.	79.092	79.092	Cash

(*)As of 19 September 2005 Ak Uluslararası Bankası A.Ş. has merged with the Bank via take-over.

j. Information on subsidiaries (Net):

1. Non-consolidated subsidiaries:

1(i). Other members/shareholders outside the Group which have the power to control, along with the Parent Bank and the other members of the Group: None.

1(ii). Reasons for not consolidating certain subsidiaries: Based on the materiality principle due to their operating results, amount of assets and shareholders' equity, they are not included in the scope of consolidation.

1(iii). There is no subsidiary, in which the Group owns more than 50% of its capital directly or indirectly but does not exercise control.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

1(iv). Method used for accounting of subsidiaries in Parent Bank's non-consolidated financial statements: Disclosed in Note II of the Section Three.

1(v). Non-consolidated subsidiaries:

Title	Address (City / Country)	Bank's share percentage-If different voting percentage(%)	Bank's risk group share percentage (%)
Ak Portföy Yönetimi A.Ş.	Istanbul/Turkey	99,99	99,99
Ak Global Funding B.V.	Rotterdam/The Netherlands	100,00	100,00

1(vi). Main financial figures of non-consolidated subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements of the related companies, dated 31 December 2005.

Total Assets	Shareholders' equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value (*)
13.509	13.268	408	710	353	4.332	2.739	3.592
-	-	-	-	-	-	-	29

Operations of Ak Global Funding B.V. has not commenced yet and the Group's investment in this company is immaterial.

(*) No subsidiary is quoted on the stock exchange. Their fair values are the acquisition costs after the impairment provision, if any, and they are equal to the amounts carried in the financial statements.

2. Consolidated subsidiaries:

2(i). Movement schedule for consolidated subsidiaries:

	Current Period 31 December 2005	Prior Period 31 December 2004
Balance at the beginning of the period	174.808	81.360
Movements during the period		
Purchases(*)	347.723	-
Free shares obtained	-	-
Dividends from current year income	-	-
Sales / Liquidations (**)	(175.563)	-
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments	(19.411)	-
Inclusion of Akbank N.V. in consolidation	-	93.448
Inclusion of Ak Emeklilik A.Ş. in consolidation	26.820	-
Inclusion of Ak Finansal Kiralama A.Ş. in consolidation	97.991	-
Balance at the end of the period	452.368	174.808
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) The amount stated as "Purchases" as of 31 December 2005 results from the purchase of the shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc.; the share of the Bank in these investments increased, and accordingly these companies have been transferred from the investments in associates portfolio to the subsidiary portfolio.

(**) As of 31 December 2005, the amount stated in the "Sales / Liquidations" line presents the amount liquidated due to the merger with Ak Uluslararası Bankası A.Ş..

(Amounts expressed in thousands of New Turkish lira ("YTL"))

Investment amount in subsidiaries included in consolidation has been netted off in the financial statements.

2(ii). Valuation of consolidated subsidiaries:

	Current Period 31 December 2005	Prior Period 31 December 2004
Valuation with cost (*)	452.368	174.808
Valuation with fair value	-	-
Valuation with equity method	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.

2(iii). Information on sectors and the related amounts of the consolidated financial subsidiaries:

Subsidiaries	Current Period 31 December 2005	Prior Period 31 December 2004
Banks	246.197	93.448
Insurance companies	26.820	-
Factoring companies	-	-
Leasing companies	97.991	-
Finance companies	-	-
Other financial subsidiaries	81.360	81.360

2(iv). Subsidiaries quoted on a stock exchange: None.

2(v). Information about consolidated subsidiaries:

Title	Address (city / country)	Bank's share percentage-If different voting percentage(%)	Other shareholder share percentage (%)	Consolidation method
Ak Finansal Kiralama A.Ş.	Istanbul/Turkey	99,99	0,01	Full Consolidation
Ak Yatırım Menkul Değerler A.Ş.	Istanbul/Turkey	99,80	0,20	Full Consolidation
Ak Emeklilik A.Ş.	Istanbul/Turkey	73,41	26,59	Full Consolidation
Akbank N.V.	Rotterdam/The Netherlands	100,00	-	Full Consolidation
Sabancı Bank plc.	London/England	65,00	35,00	Full Consolidation

2(vi). Main financial figures of consolidated subsidiaries, in the order of the above table:

Total Assets	Shareholders' equity	Total Fixed Assets	Interest Income	Income from Marketable Securities	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value (*)
289.260	115.562	234	33.081	7.957	20.437	12.118	97.991
187.337	87.649	24.691	21.270	2.303	14.647	6.200	81.360
348.088	47.491	5.486	6.372	6.269	5.242	(1.900)	26.820
1.006.458	81.960	2.212	34.847	23.685	3.725	1.311	81.340
1.650.460	284.208	1.202	57.433	23.797	13.719	14.257	164.857

(*) Represent costs of subsidiaries.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the consolidation as "Special Purpose Entities" due to 100% control of the Group of these entities .

2(vii) Information on subsidiaries sold in the current period: None.

2(viii) Subsidiaries purchased in the current period: None.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

k. Information on other investments:

As of 31 December 2005, the Group has no joint ventures and other investments.

l. Information on finance lease receivables (Net):

	Current Period 31 December 2005		Prior Period 31 December 2004	
	Gross	Net	Gross	Net
Less Than 1 Year	142.812	121.171	-	-
Between 1-4 Years	157.051	133.513	-	-
More Than 4 Years	2.877	2.446	-	-
Total	**302.740**	**257.130**	-	-

m. Information on receivables arising from term sales of assets included in miscellaneous receivables: None.

n. Information on accrued interest and income receivables on loans:

1. Information on accrued interest and income receivables on loans:

	Current Period 31 December 2005		Prior Period 31 December 2004	
Accrued interest and income receivables on loans	YTL	FC	YTL	FC
Interest receivables	53.113	1.375	50.266	684
Interest accruals	128.663	80.831	99.259	52.652
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	634	277	351	65
Total	**182.410**	**82.483**	**149.876**	**53.401**

2. Information on other accrued interest and income receivables:

	Current Period 31 December 2005		Prior Period 31 December 2004	
Other accrued interest and income	YTL	FC	YTL	FC
Trading securities	1.860	142.106	12.175	184.195
Available-for-sale securities	1.516.278	120.281	819.103	107.728
Held-to-maturity securities	165.827	6.431	165.037	-
Interest accruals of reverse repo transactions	78	-	40	-
Interest accruals of reserve deposits	26.850	3.210	13.254	2.893
Income accruals of financial derivative instruments	265	2.993	1.742	202.519
Interest and income accruals	186	2.993	-	4.868
Income accrual of foreign exchange gains	79	-	1.742	197.651
Income accruals of factoring receivables	-	-	-	-
Other	1.726	6.540	171	22.707
Total	**1.712.884**	**281.561**	**1.011.522**	**520.042**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

o. Information on property and equipment (Net):

	Land and buildings	Leased fixed assets	Vehicles	Other tangible fixed assets	Total
Prior Period 31 December 2004					
Cost	576.680	38.249	13.226	497.172	1.125.327
Accumulated depreciation(-)	138.041	6.116	5.929	296.158	446.244
Net book value	438.639	32.133	7.297	201.014	679.083
Current Period End : 31 December 2005					
Net book value at the beginning of the period	438.639	32.133	7.297	201.014	679.083
Effect of changes in consolidation scope	2.457	-	144	6.074	8.675
Additions	6.935	68	1.160	91.467	99.630
Disposals(-), net	8.159	-	861	2.722	11.742
Impairment	-	-	-	-	-
Depreciation (-)	11.827	2.754	2.398	72.184	89.163
Currency translation differences	(146)	-	-	(330)	(476)
Cost at Period End	576.317	38.317	12.124	576.547	1.203.305
Accumulated Depreciation at Period End (-)	148.418	8.870	6.782	353.229	517.299
Closing net book value	427.899	29.447	5.342	223.318	686.006

As of 31 December 2005, total impairment amounting to YTL11.799 for buildings is accounted in the financial statements (31 December 2004: YTL11.799).

p. Information on intangible assets:

The Group's intangible assets are the software programmes.

1. Estimated useful lives and depreciation rates: 5 years.
2. Amortisation methods used: Straight-line method.
3. Cost and accumulated amortisation at the beginning and end of the period:

	Nominal book values	Accumulated amortisation	Net Value
Beginning of the period	51.590	26.448	25.142
Balance at the end of the period	58.653	36.305	22.348

(Amounts expressed in thousands of New Turkish lira ("YTL"))

4. Reconciliation of movements on intangible assets for the current period:

	Current Period
Beginning of the period	25.142
Inclusion of Ak Emeklilik A.Ş. in consolidation	845
Amounts formed internally	-
Additions due to mergers, transfers and acquisitions	5.870
Unused and disposed items (-)	-
Increases or decreases in the revaluation fund	-
Impairment charges	-
Reversal of impairment charges	-
Depreciation expenses (-)	9.509
Currency translation differences arising from foreign investments	-
Other differences in book values	-
Balance at the end of the period	22.348

5. The amount of the intangible assets are not significant in the consolidated financial statements.
6. There are no intangible assets which were acquired with government incentives.
7. There are no intangible assets that are restricted or pledged.
8. There are no commitments given for the acquisition of intangible assets.
9. There are no intangible assets that are revalued.
10. There are no research and development expenses.
11. There is no positive or negative goodwill due to consolidation.

r. Information on deferred tax asset

Group's deferred tax asset amounts to YTL1.851 as at 31 December 2005 (31 December 2004: YTL-).

Deferred tax assets and liabilities which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries are netted-off on an individual entity level. As noted in Note XVII in Section 3, deferred tax assets and liabilities arising from different subsidiaries subject to consolidation are not netted and presented separately in the consolidated financial statements.

There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. There is no provision for the impairment in value of deferred taxes. There are no deductible temporary differences for which deferred tax asset has not been recognized in the prior periods.

s. Information related with other assets:

1. Prepaid expenses of the Group amounts to YTL19.099 as at 31 December 2005 (31 December 2004: YTL14.656).
2. Other assets amount to YTL73.150 (31 December 2004: YTL42.607) and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

II. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED LIABILITIES

a. Information on deposits:

1. Information on maturity structure of the deposits:

1(i). Current Period - 31 December 2005

	Demand	With 7 days notification	Up to 1 month	1 – 3 Months	3 – 6 Months	6 months-1 year	1 Year and Over
Saving deposits	1.053.096	-	1.132.885	5.315.626	2.867.657	182.688	200.070
Foreign currency deposits	2.357.601	-	1.133.726	6.035.096	2.281.708	628.548	595.240
Residents in Turkey	2.143.360	-	937.846	5.572.662	1.809.290	459.151	220.709
Residents abroad	214.241	-	195.880	462.434	472.418	169.397	374.531
Public sector deposits	22.037	-	358	743	127	114	104
Commercial deposits	1.264.874	-	341.270	1.705.887	577.330	10.063	11.543
Other institutions deposits	580.137	-	123.059	383.765	176.616	130.592	202.972
Gold vault	-	-	-	-	-	-	-
Bank deposits	99.761	-	818.734	960.574	752.563	8.500	1.000
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	534	-	814.734	-	-	8.500	1.000
Foreign banks	21.483	-	4.000	960.574	752.563	-	-
Special finance houses	77.744	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**5.377.506**	-	**3.550.032**	**14.401.691**	**6.656.001**	**960.505**	**1.010.929**

1(ii). Prior Period - 31 December 2004

	Demand	With 7 days notification	Up to 1 month	1 – 3 Months	3 – 6 Months	6 months-1 year	1 Year and Over
Saving deposits	604.835	-	1.947.419	1.791.821	255.185	663.328	73.731
Foreign currency deposits	2.368.115	-	1.860.326	5.065.911	1.764.096	863.716	635.414
Residents in Turkey	2.129.114	-	1.771.159	4.775.857	1.547.074	484.658	239.558
Residents abroad	239.001	-	89.167	290.054	217.022	379.058	395.856
Public sector deposits	8.668	-	49	-	85	-	-
Commercial deposits	538.383	-	169.220	164.710	37.864	108.317	165.212
Other institutions deposits	131.655	-	7.208	6.328	1.918	16.722	481
Gold vault	-	-	-	-	-	-	-
Bank deposits	59.031	-	569.914	277.107	68.515	19.000	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic banks	825	-	-	5.000	2.000	19.000	-
Foreign banks	5.705	-	569.914	272.107	66.515	-	-
Special finance houses	52.501	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3.710.687**	-	**4.554.136**	**7.305.877**	**2.127.663**	**1.671.083**	**874.838**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2. Information on the guarantee of the saving deposits insurance fund:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of deposit insurance fund:

Saving deposits	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 31 December 2005	Prior Period 31 December 2004	Current Period 31 December 2005	Prior Period 31 December 2004
Saving deposits	4.928.833	3.270.014	5.804.872	2.066.305
Foreign currency saving deposits	4.551.845	4.898.027	5.282.155	4.991.183
Other deposits in the form of saving deposits	-	-	-	8.895
Foreign branches' deposits under foreign authorities' insurance	7.381	14.980	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of the saving deposit insurance fund:

	Current Period 31 December 2005	Prior Period 31 December 2004
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	22.442	-

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on funds provided from repurchase agreement transactions:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From domestic transactions	5.229.552	-	2.150.721	-
Financial institutions and organisations	4.371.428	-	1.620.948	-
Other institutions and organisations	655.959	-	344.355	-
Real persons	202.165	-	185.418	-
From foreign transactions	62	247.974	109	170.956
Financial institutions and organisations	4	247.974	31	170.956
Other institutions and organisations	-	-	33	-
Real persons	58	-	45	-
Total	**5.229.614**	**247.974**	**2.150.830**	**170.956**

c. Information on borrowings:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Short-term	79.753	6.024.046	61.991	3.046.315
Medium- and long-term	3.500	2.869.431	-	2.071.550
Total	**83.253**	**8.893.477**	**61.991**	**5.117.865**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitised borrowings, money market and post-finance borrowins, which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

d. Information on marketable securities issued: None.

e. Information on funds: None.

f. Information on miscellaneous payables:

	Current Period 31 December 2005	Prior Period 31 December 2004
Total amount of cash collateral obtained	1.505	1.415

The cash collaterals obtained are related with loans given.

g. Other liabilities:

Other liabilities amount to YTL193.831 (31 December 2004: YTL237.668) and do not exceed 10% of the total assets of the Group.

h. Information about taxes and other duties payable:

1. Information on taxes payable:

	Current Period 31 December 2005	Prior Period 31 December 2004
Corporate Taxes Payable (*)	206.958	133.104
Taxation of Securities	36.487	36.787
Property Tax	374	264
Banking and Insurance Transaction Tax (BITT)	22.211	19.543
Foreign Exchange Legislation Tax	1.061	1.406
Value Added Tax Payable	1.961	1.121
Other	11.770	7.452
Total	**280.822**	**199.677**

(*) Group's "Corporate Taxes Payable" is presented under "Provisions" in the balance sheet as at 31 December 2005. Other items in the table above are presented under "Taxes and Other Duties Payable" account.

2. Information on premiums payable:

	Current Period 31 December 2005	Prior Period 31 December 2004
Social Security Premiums - Employee	159	140
Social Security Premiums - Employer	631	2
Group's Social Aid Pension Fund Premiums - Employee	10	12
Group's Social Aid Pension Fund Premiums - Employer	173	15
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	283	212
Unemployment Insurance - Employer	565	400
Other	1.003	-
Total	**2.824**	**781**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

i. Information on factoring payables: None.

j. Information on financial leasing:

1. The contingent rent instalments of financial lease contracts are determined by the price of commodity, market interest rates and the maturity of funding. The financial leasing contracts do not have any conditions which cause significant commitments onto the Group.
2. There are no changes related to financial leasing contracts during the period.
3. Liabilities incurred due to financial leasing agreements:

	Current Period 31 December 2005		Prior Period 31 December 2005	
	Gross	Net	Gross	Net
Less Than 1 Year	-	-	5.076	4.636
Between 1-4 Years	-	-	895	860
More Than 4 Years	-	-	-	-
Total	-	-	**5.971**	**5.496**

4. The Group's operating lease transactions are insignificant.
5. There are no sell and lease-back transactions.

k. Information on accrued interest and expenses payable:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Accrued interest on deposits	241.326	49.070	90.830	37.765
Accrued interest on borrowings	3.743	49.563	2.581	29.051
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	4.942	3.139	1.119	1.674
Accrued interest on financial derivative instruments	599	65.333	1.624	163
Accrued interest and expense	-	38.268	-	163
Foreign exchange losses accrued	599	27.065	1.624	-
Accrued interest on factoring payables	-	-	-	-
Other interest and expense accruals	92.825	21.672	88.816	25.142
Total	**343.435**	**188.777**	**184.970**	**93.795**

l. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 31 December 2005	Prior Period 31 December 2004
General Provisions	130.735	76.592
Provisions for first group loans and receivables	107.036	55.190
Provisions for second group loans and receivables	2.343	950
Provisions for non-cash loans	9.736	11.193
Other	11.620	9.259

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2. Liabilities due to retirement benefits:

The Bank's employee termination benefits and notification indemnity liabilities are presented in the following table. The provision for the employee termination benefits and notification indemnity for the Parent Bank and the Group are YTL15.735 and YTL16.947 respectively.

	5th Prior Period	4th Prior Period	3rd Prior Period	2nd Prior Period	Prior Period	Current Period
Actual Payments of Employee Termination Benefits and Notification Indemnity	5.433	6.674	8.819	13.975	13.762	18.284
Reserve for Employee Termination Benefits and Notification Indemnity	46.692	59.356	82.658	109.125	126.626	144.935
Actual Payment Ratio	%11,64	%11.24	%10,67	%12.81	%10,87	%12,62
Ratio of Reserve for Employee Termination Benefits and Notification Indemnity	-	-	-	-	-	%11.44
Possible Reserve for Employee Termination Benefits and Notification Indemnity	-	-	-	-	-	15.735

3. Information on retirement benefits:

3(i). Liabilities for foundations established in accordance with Social Security Institution:

As explained in Note XVI-Section 3, relating to the Pension Fund of which the Bank's employees are members, there is no "actual" or "technical" deficit for which the Bank has to establish a provision

3(ii). All types of liabilities for the establishment of foundations that provide benefits for retired employees:

The Bank has no foundations other than the Pension Fund. The explanations regarding the Pension Fund are presented above and in the other related notes.

4. Nature of the provisions, timing and amount of expected payments:

The Group has provided a provision for contingent liabilities with a high probability of realisation, in the amount of TL7.867 (31 December 2004: TL6.296).

5. Information on provisions on foreign currency indexed loans FC exchange rate differences:

None.

6. Information on other provisions:

6(i). Information on provisions for possible risks:

The Group calculates provision for possible risks in consumer loans on the basis of statistical analyses; and this provision amounting to YTL47.415 (31 December 2004: YTL47.415) is accounted under "Other Provisions".

(Amounts expressed in thousands of New Turkish lira ("YTL"))

The Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecretariat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003, based on the prudence principle of AAR, these securities were valued, effective from their acquisition dates in accordance with the related regulations, with the "Internal rate of return method", and the resulting difference between the two methods was accounted under "Other Provisions" in the liabilities as at 31 December 2005, the related difference amounts to YTL12.374 (31 December 2004: YTL39.302)

6(ii). The "Other Provisions" account amounts to YTL126.184 (31 December 2004: YTL113.067) and YTL59.789 (31 December 2004: YTL86.717) of this amount is the above mentioned provisions provided for the possible risks and the valuation difference of foreign currency indexed government bonds with maturities of 5 years valued with their amortised cost and YTL21.227 consists of banking services promotion provisions.

7. Detailed explanations regarding the subordinated loans (number, maturity, interest rate, funding organisation and if it exists, the option to convert it into stock options):

   A subordinated loan in the amount of EUR2,6 million was used through the Frankfurt branch. Its maturity date is 13 March 2006 and the interest rate is 7%. This loan was obtained from Kirchliche Pensionskasse Versicherungsverein A.G. and it has no conversion option.

8. Information on subordinated loans:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From domestic banks	-	-	-	-
From other domestic institutions	-	-	-	-
From foreign banks	-	-	-	-
From other foreign institutions	-	4.159	-	4.778
Total	-	**4.159**	-	**4.778**

m. Information on sharholders' equity:

1. Presentation of paid-in capital (nominal values, inflation-unadjusted balances):

	Current Period 31 December 2005	Prior Period 31 December 2004
Common Stock	1.800.005	1.500.000
Preferred Stock	-	-

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation-unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	1.800.005	2.500.000

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances):

Increase Date	Increase Amount	Cash	Reserves	Value Increase from Revaluation Funds
27 June 2005	300.000	-	300.000	-
27 September 2005	5	-	5	-

4. Information on share capital increases from revaluation funds during the current period:

   Fixed asset sales profit amounting YTL5.314 has been added to the share capital.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period:

   The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures of prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

n. Common stock issue premiums, shares and equity instruments:

	Current Period 31 December 2005	Prior Period 31 December 2004
Number of shares (thousand)	180.000.454	1.500.000.000
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	**180.000.454**	**1.500.000.000**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

In the extraordinary general meeting of the Parent Bank at 30 May 2005, to incorporate the Bank's Articles of Association with the changes into "New Turkish lira" the following amendments have been made: The nominal value of each share of the Bank amounting TL1.000 changed to 1YKr, equivalent to 10 shares of the Bank.

o. Information on marketable securities value increase fund:

1(i). Information on marketable securities value increase fund :

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
From associates and subsidiaries	55.450	-	2.982	-
From investment securities available-for-sale	190.119	1.752	71.338	199
From investment securities subject to structural position	-	-	-	-
Total	**245.569**	**1.752**	**74.320**	**199**

1(ii). Information on foreign currency marketable securities value increase fund: The part of value increase fund related to foreign currency marketable securities is the difference between the fair and amortised values of the Eurobonds classified within the investment securities available-for-sale.

2. Information on the financial statement presentation of foreign exchange gains arising from foreign currency associates, subisidiaries and investment securities avalailable-for-sale:

   The foreign currency denominated associates, subsidiaries and investment securities available-for-sale are translated by exchange rates prevailing at the balance sheet date.

3. Explanation on the amount of cumulative foreign exchange difference relating to prior years and included in shareholders' equity as a separate line item when the accounting standard on the effect of changes in Foreign Exchange Rates was initially applied: None.

p. Information on revaluation fund:

In accordance with the Uniform Chart of Accounts, capital gains derived from the sale of immovables are accounted to the Revaluation Fund. As of 31 December 2005, the Revaluation Fund amounting to YTL3.747 consists entirely of capital gains from the sale of the immovables.

r. Information on revaluation value increase: None.

s. Information on legal reserves:

	Current Period 31 December 2005	Prior Period 31 December 2004
First legal reserves	165.508	113.709
Second legal reserves	94.204	50.848
Other legal reserve allocated per special legislation	-	-
Total	**259.712**	**164.557**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

t. Information on extraordinary reserves and other equity items:

	Current Period 31 December 2005	Prior Period 31 December 2004
Extraordinary reserves	216.899	909.714
Retained earnings	-	-
Prior years' profits/(losses)	(1.191)	32.205
Foreign currency share capital exchange difference	-	-
Adjustment to share capital(*)	2.401.893	2.551.893
Total	**2.617.601**	**3.493.812**

(*) Amount shown in "Adjustment to share capital" line for current period is presented under "Other Capital Reserves" in the financial statements.

u. Information on minority interests:

	Current Period 31 December 2005	Prior Period 31 December 2004
Balance at the beginning of the period	173	160
Net income of minority	6.006	(12)
Prior period dividend	-	25
Effect of changes in consolidation scope	106.039	-
Balance at the end of the period	112.218	173

v. Information on shareholders having more than 10% share percentage:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentage	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	616.180	%34,23	616.180	-

y. Information related to inflation adjustment differences on shareholders' equity:

As explained in Section Three Note I-b with the decrees published by the BRSA as at 28 April 2005 and 21 April 2005 and decision number 1623, inflationary accounting applicable for the banking sector has been terminated as at 1 January 2005.

According to this decree, "The adjustment to share capital" amounting YTL2.401.893 accumulated until 31 December 2004 is transferred to "Other Capital Reserves" account. Inflationary correction differences related to other equity items are shown in the respective accounts.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

z. Information on purchases of founders' and usufruct shares:

Due to the fact that the existence of 2.538 founders' shares and usufruct shares distributed in accordance with the Bank's Article's of Association, which reserves the right to receive 10% of the distributable profit of the Bank without any right to vote, conflicts with contemporary corporate governance, and generates pressure on the shares of the Bank; it was resolved in the Shareholders' Extraordinary Meeting, and Founders' and Usufruct Shareholders' Committee which convened on 23 June 2005, to sell the shares to the Bank at a price of YTL403.248 per share (in full YTL amount). The total payment in the amount of YTL1.023.443 to the founder's and usufruct shares were allotted from the extraordinary reserves. As of the preparation date of the financial statements dated 31 December 2005, the founders' and usufruct shareholders sold a substantial part of the related shares in the amount of YTL1.018.201; the remaining YTL5.242 has been booked under other liabilities to be paid on demand of the founders' and usufruct share holders.

aa. Dividend distribution

In the Ordinary General Assembly Meeting held on 25 March 2005, it was resolved to distribute YTL1.020.528 net profit for 2004 as; YTL464.812 to the Bank shareholders, founders' and usufruct shares as cash dividend, and the remaining YTL555.716 to be set apart as Legal and Extraordinary reserves.

Distribution of profit for the period 1 January-31 December 2005 will be resolved at the Ordinary General Assembly Meeting of the Bank. The Bank's Board of Directors' decision about the distribution of profit for the year ended 2005 has been explained in Note XI, Section 5.

III. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED INCOME STATEMENT

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 31 December 2005	Prior Period 31 December 2004
Interest received from associates and subsidiaries	-	30

2. Information on financial leasing income:

	Current Period 31 December 2005	Prior Period 31 December 2004
Financial leasing income	23.799	-

3. Interest received from reverse repurchase agreement transactions:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Interests received from reverse repurchase agreement transaction	13.735	-	23.002	-

(Amounts expressed in thousands of New Turkish lira ("YTL"))

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 31 December 2005	Prior Period 31 December 2004
Interest paid to associates and subsidiaries	118	936

2. Information on financial leasing expense:

	Current Period 31 December 2005	Prior Period 31 December 2004
Financial leasing expenses	-	611

3. Maturity structure of the interest expense on deposits:

Account Name	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Month	Up to 6 Month	Up to 1 Year	More than 1 Year	
YTL							
Bank deposits	2.045	27.246	15.117	23.518	404	48	68.378
Saving deposits	1.575	142.391	678.788	366.190	23.329	25.548	1.237.821
Public sector deposits	1.289	9	21	3	-	-	1.322
Commercial deposit	835	45.414	230.445	77.087	1.344	1.541	356.666
Other deposits	111	13.229	41.257	18.987	14.039	21.820	109.443
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total	5.855	228.289	965.628	485.785	39.116	48.957	1.773.630
FC							
Foreign currency deposits	1.272	40.563	158.875	54.116	26.752	29.038	310.616
Bank deposits	3.092	18.453	17.908	7.186	-	-	46.639
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total	4.364	59.016	176.783	61.302	26.752	29.038	357.255
Total	**10.219**	**287.305**	**1.142.411**	**547.087**	**65.868**	**77.995**	**2.130.885**

4. Interest given to repurchase agreement transactions:

	Current Period 31 December 2005		Prior Period 31 December 2004	
	YTL	FC	YTL	FC
Interests given to repurchase agreement transactions	389.636	9.005	182.050	3.502

5. Information on interest given for the factoring transactions: None.

c. Information related with other operating income:

There are no extraordinary items included in the other operating income.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

d. Provision expense related to loans and other receivables of the Group:

	Current Period 31 December 2005	Prior Period 31 December 2004
Specific provisions for loans and other receivables	299.879	167.142
Group III. loans and receivables	290.688	161.592
Group IV. loans and receivables	5.235	4.145
Group V. loans and receivables	3.956	1.405
General provision expenses	47.868	25.396
Possible risks provision expenses	-	-
Foreign exchange losses from foreign currency indexed loans	-	-
Marketable securities impairment expense	-	-
Trading securities	-	-
Available-for-sale securities	-	-
Impairment provision expense	-	-
Investments	-	-
Associates	-	-
Joint ventures	-	-
Held-to-maturity securities	-	-
Other	956	-
Total	**348.703**	**192.538**

e. Information related to other operating expenses:

1. Information related with other operating expenses:

	Current Period 31 December 2005	Prior Period 31 December 2004
Personnel expenses	462.489	360.608
Reserve for employee termination benefits	2.623	2.559
Provision for Group's pension fund asset deficits	-	-
Fixed asset depreciation expenses	89.163	78.361
Intangible assets depreciation expenses	9.509	7.489
Other operating expenses	628.114	516.963
Repair and maintenance expenses	86.316	59.433
Advertisement expenses	110.081	94.834
Other expenses	431.717	362.696
Loss on sales of assets	-	-
Operational leasing expenses	28.621	26.565
Other	184.676	181.763
Total	**1.405.195**	**1.174.308**

(Amounts expressed in thousands of New Turkish lira ("YTL"))

Of the YTL184.676 (31 December 2004: YTL181.763) "Other operating expenses" seen in the above table, approximately YTL19.300 (31 December 2004: YTL17.000) is the foreign currency exchange loss of "Foreign currency indexed securities" booked under "Other operating expenses", in accordance with the Uniform Chart of Accounts. That is, the foreign exchange gains from the foreign currency indexed securities are recorded to the "Other operating income" account instead of the "Foreign exchange gains" account. However, in a case where the year-end foreign exchange rates are below the rates at the beginning of the year, foreign exchange losses from securities are deducted from the foreign exchange gains accounted to the "Other operating income" during the year, and then the remainder is accounted as "Other operating expense." Thus, approximately YTL19.300, (31 December 2004: YTL17.000), essentially a foreign exchange loss, has been booked as "Other operational expense". Had this loss been booked in "Foreign exchange gains/losses" account, the Group's "Total operating expenses" would be YTL1.385.895 (31 December 2004: YTL1.157.308), and "Net foreign exchange gains" would be YTL28.577 (31 December 2004: YTL8.366).

2. Information on the nature and amount of extraordinary expenses: None.

3. Information on goodwill:

3(i). Information on depreciation of goodwill: The Bank has neither goodwill nor depreciation of goodwill in the financial statements.

3(ii). Information on negative goodwill:

The negative goodwill of YTL14.194 arisen during the acquisition and merger via take-over of Ak Uluslararası Bankası A.Ş. as at 19 September 2005 is presented under "Other operating income".

f. The profit and loss from consolidated associates and subsidiaries:

1. The profit and loss from consolidated associates and subsidiaries:

	Current Period 31 December 2005	Prior Period 31 December 2004
Income and loss from consolidated subsidiaries (+/-)	-	968
Income and loss from consolidated associates (+/-)	-	16.194

2. The Group's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

Presented under "Income from associates and subsidiaries" account in the consolidated income statement.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Group:

Related information is disclosed in Note VIII. "Information and disclosures related to the Group's risk group".

4. Information on profit/loss from subsidiaries and associates out of consolidation: None.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

g. Profit/loss of minority interest:

	Current Period 31 December 2005	Prior Period 31 December 2004
Profit/loss of minority interest:	(6.006)	(12)

h. Information on tax provision

1. Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base is stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No.25332. In accordance with the law, if the cumulative price increase in the Wholesale Price Index (WPI) is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of tax base. At 31 December 2004, since the conditions for the application of inflation accounting were realized, the Group has calculated and accounted its tax provision in accordance with the inflation accounting principles.

   Since the criteria of the "Tax Law" decree number 18 published as of 19 April 2005 and law number 5024 have disappeared, the inflationary correction application has been terminated as of 1 January 2005.

2. Information on calculated current tax income or expense and deferred tax income or expense:

   As at 31 December 2005, the Group has current tax expense of YTL661.273 and deferred tax income of YTL7.425.

3. Information on deferred tax income or expense arising from the temporary differences occurred or closed:

   The amount of deferred tax income and expense arising from the temporary differences occurred amount to YTL4.698 and YTL2.771 respectively. The amount of deferred tax income and expense arising from the temporary differences closed amount to YTL9.347 and YTL3.849 respectively.

4. Information on reflection of temporary difference, financial loss, diminution of tax and exceptions on income statement:

   None.

i. Information on any change in the accounting estimates concerning the current period or consequent periods: None.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

IV. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures:

   None.

2. The accounting of contingent liabilities and assets is as follows:

   For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high. For the contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If the management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes. Accordingly, the Group has identified certain legal proceedings outstanding against the Group as contingent liabilities and as at 31 December 2005 has booked a provision in the amount of YTL7.867 (31 December 2004: YTL6.296).

b. Information on derivatives:

	Current Period 31 December 2005	Prior Period 31 December 2004
Transactions for trading purposes		
Foreign Currency Related Derivatives (I)	7.590.119	5.197.598
FC Forward Transactions	2.688.515	172.697
FC Swap Transactions	4.090.231	5.024.901
FC Futures Transactions	-	-
FC Option Transactions	811.373	-
Interest Related Derivatives (II)	1.987.370	126.236
Forward Interest Rate Agreements	-	-
Interest Rate Swaps	1.987.370	126.236
Interest Rate Options	-	-
Interest Rate Futures	-	-
Other Trading Derivative Transactions (III)	150.598	77.837
A.Total Trading Derivative Transactions (I+II+III)	9.728.087	5.401.671
Types of Hedging Transactions		
Fair Value Hedges	-	-
Cash Flow Hedges	-	-
Foreign Currency Investment Hedges	-	-
B. Total Hedging Related Derivatives	-	-
Total Derivative Transactions (A+B)	**9.728.087**	**5.401.671**

As it is disclosed in Note IV-Section Three, certain derivative transactions while providing effective economic hedges under the Group's risk management position, do not qualify for hedge accounting under the specific rules in AAR and are therefore treated as derivatives held for trading.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

The Group's most heavily used derivative financial instruments are foreign currency swap transactions. To hedge the foreign currency exposures and to monitor the foreign currency cash flows, the management uses currency swaps.

Information related to forward rate agreements and option transactions: To hedge its risks the Group enters into futures and option agreements. Related information to these transactions has been given in the table above.

c. Information related to off-balance sheet commitments:

1. Type and amount of irrevocable commitments: YTL18.567 asset purchase commitments (31 December 2004: YTL47.701), YTL4.798.983 commitments for credit card limits (31 December 2004: YTL6.833.068) and YTL1.390.545 commitments for cheques (31 December 2004: 1.096.148).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Group has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet are disclosed in "Consolidated off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

	Current Period 31 December 2005	Prior Period 31 December 2004
Bank acceptances	49.403	46.893
Letters of credit	856.911	783.185
Other commitments and contingencies	49.250	32.615
Total	**955.564**	**862.693**

   2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 31 December 2005	Prior Period 31 December 2004
Revocable letters of guarantee	127.070	60.800
Irrevocable letters of guarantee	1.981.023	1.650.219
Letters of guarantee given in advance	230.978	125.262
Guarantees given to customs	181.996	172.062
Other letters of guarantee	55.849	75.234
Total	**2.576.916**	**2.083.577**

d. Concentration of off-balance sheet commitments:

Sectoral risk concentration is shown under Note h-(1) in this section. As can be seen from the table, in terms of sector risk concentration, manufacturing and services sub-categories have higher shares than others. This distribution is similar to the share of manufacturing and commercial activities in the national economy. Companies that carry the mentioned risks are the leaders of their sectors in terms of market share, financial structure and business volume. Other than these, there is not a significant risk concentration in the non-cash loans.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

e. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 31 December 2005	Prior Period 31 December 2004
Guarantees given against cash loans	81.546	85.244
With maturity of 1 year or less than 1 year	67.301	62.007
With maturity of more than 1 year	14.245	23.237
Other non-cash loans	3.450.934	2.861.026
Total	**3.532.480**	**2.946.270**

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

f. Information related to services delivered in the name and on account of others:

Custodian service of the Group is not a main operational area.

g. Brief information on ratings carried out by international rating firms:

At 8 December 2005, Fitch Ratings upgraded Akbank's Long-term National Rating from AA- to AA. At the same date, Fitch Ratings announced the general view for Long-term Foreign Currency and Long-term Turkish Lira ratings as positive and stated that Akbank received a rating that is two points higher than the National Rating.

At 20 December 2005, Moody's upgraded Akbank's Long-term Foreign Currency Deposit Rating from B2 to B1, and Turkish Lira Long-term Deposit Rating from Baa2 to A3.

Recent ratings are as follows:

FITCHRATINGS

	Rating	Outlook
Foreign Currency Ratings		
Long-term	BB-	Positive
Short-term	B	
Turkish Lira Ratings		
Long-term	BB+	Positive
Short-term	B	
National Rating		
Long-term	AA (type)	Stable
Individual Rating	C	
Support Rating	4	

(Amounts expressed in thousands of New Turkish lira ("YTL"))

MOODY'S

	Rating	Outlook
Financial Strength Rating	D+	Positive
Long-term Foreign Currency Deposit Rating	B1	Stable
Long-term Domestic Currency Deposit Rating	A3	Stable
Short-term Domestic Currency Deposit Rating	Prime-2	Stable

h. Sectoral risk concentrations of non-cash loans:

1. Sectoral risk concentrations of non-cash loans:

	Current Period 31 December 2005				Prior Period 31 December 2004			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	10.917	0,68	2.577	0,14	266	0,02	963	0,05
Farming and raising livestock	2.998	0,19	367	0,02	-	-	-	-
Forestry	7.906	0,49	2.210	0,12	260	0,02	963	0,05
Fishing	13	0,00	-	-	6	-	-	-
Manufacturing	472.274	29,26	1.120.283	58,40	383.165	34,26	1.288.444	70,49
Mining	12.537	0,78	3.189	0,17	588	0,05	1.265	0,07
Production	450.065	27,88	1.016.787	53,00	357.916	32,00	717.221	39,24
Electric, gas and water	9.672	0,60	100.307	5,23	24.661	2,21	569.958	31,18
Construction	35.562	2,20	17.252	0,90	837	0,07	4.080	0,22
Services	730.077	45,22	624.617	32,56	297.335	26,58	453.279	24,78
Wholesale and retail trade	638.289	39,53	192.250	10,02	224.242	20,05	101.468	5,55
Hotel, food and beverage services	10.740	0,67	1.297	0,07	468	0,04	48	-
Transportation and telecommunication	29.764	1,84	31.970	1,67	7.689	0,69	196.386	10,74
Financial Institutions	38.349	2,38	396.135	20,64	62.318	5,57	151.773	8,30
Real estate and renting services	205	0,01	27	0,00	250	0,02	771	0,04
Self-employment services	-	-	-	-	381	0,03	1.468	0,08
Education services	5.324	0,33	336	0,02	307	0,03	55	-
Health and social services	7.406	0,46	2.602	0,14	1.680	0,15	1.310	0,07
Other	365.400	22,64	153.521	8,00	436.852	39,07	81.049	4,46
Total	**1.614.230**	**100,00**	**1.918.250**	**100,00**	**1.118.455**	**100,00**	**1.827.815**	**100,00**

2. Information on the 1st and 2nd group non-cash loans:

	1st Group		2nd Group	
Non-cash loans	YTL	FC	YTL	FC
Total	1.573.433	1.917.965	40.797	285
Letters of Guarantee	1.561.891	1.003.307	11.433	285
Bank Acceptances	15	49.388	-	-
Letters of Credit	102	856.809	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Guarantees	-	-	-	-
Other Commitments and Contingencies	11.425	8.461	29.364	-

(Amounts expressed in thousands of New Turkish lira ("YTL"))

V. INFORMATION AND DISCLOSURES RELATED TO THE STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

a. Information on adjustments to the prior period arising from the application of the "Accounting for Financial Instruments Standard" in the current period:

1. Information on the increase arising from the fair valuation of securities available-for-sale: None.
2. Information on increases in the cash flow hedges: None.
3. For foreign currency differences, reconciliation between beginning and ending amount: None.
4. Others: None.

b. Information on adjustments arising from the application of the "Accounting for Financial Instruments Standard" in the current period:

1. Information on investment securities available-for-sale:

   Net income arising from the fair valuation of investment securities available-for-sale and included in the "Marketable securities value increase fund" under the equity is YTL247.321 (31 December 2004: YTL74.519).

2. Information on cash flow hedges: None.

c. Information about dividends:

1. Amount of dividends declared after the balance sheet date but before the issue of the financial statements: None.
2. Net dividend per share declared after the balance sheet date: The distribution of profit is decided by the Bank's General Assembly of Shareholders which has not been held yet as of the issue date of these financial statements. In 2003, the Bank has established and announced a dividend policy. In accordance with this policy the Bank will distribute a minimum of 30% and a maximum of 50% of the distributable profit to its shareholders identified in the Articles of Association provided that there is no deterioration in national and global economic environment and that the capital adequacy ratio of the Bank meets or exceeds the targeted level.

d. Amounts transferred to legal reserves:

As it has been resolved in the Ordinary General Assembly Meeting held on 25 March 2005, YTL94.338 has been allocated to the legal reserves.

e. Information about share issues:

In 2005, YTL300.005 has been transferred to the nominal paid-in capital from the equity reserves.

f. Information on privileges to shareholders in terms of profit distribution and liquidation: None.

g. Information about other capital-increasing items: None.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

VI. INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS

a. Explanations about other cash flows items and the effect of changes in foreign exchange rates on cash and cash equivalents:

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to YTL421.622 (31 December 2004: YTL811.306) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and usufruct shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to YTL249.138 (31 December 2004: YTL616.469) consists mainly of changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected on net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

b. Information about cash flows due to investments in associates, subsidiaries and other investments:

Cash outflow due to purchase of associates, subsidiaries and other investments in the current period is (-) YTL177.580 (31 December 2004: -).

c. Information about disposal of associates, subsidiaries, and other investments:

Cash inflow due to the disposal of associates in the current period is YTL6 (31 December 2004: YTL27.672).

d. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash, cash-in transit, cheques from other banks and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table given below:

(Amounts expressed in thousands of New Turkish lira ("YTL"))

3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 31 December 2005	Prior Period 31 December 2004
Cash	**385.757**	**458.838**
Cash, foreign currency and other	274.523	240.509
Demand deposits in banks	111.234	218.329
Cash equivalents	**1.727.935**	**1.294.428**
Interbank money market placements	509.739	451.769
Time deposits in banks	1.218.196	842.659
Total cash and cash equivalents	**2.113.692**	**1.753.266**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

	Current Period 31 December 2005	Prior Period 31 December 2004
Cash	**1.079.724**	**385.757**
Cash, foreign currency and other	403.702	274.523
Demand deposits in banks	676.022	111.234
Cash equivalents	**2.734.236**	**1.727.935**
Interbank money market placements	491.771	509.739
Time deposits in banks	2.242.465	1.218.196
Total cash and cash equivalents	**3.813.960**	**2.113.692**

e. Information on cash and cash equivalent assets of the Group or Group's consolidated investments that are not available for free use due to legal restrictions or other reasons:

Related with the securitisation loans obtained from abroad, demand and time deposits up to three months amounting to YTL15.586 are not available for free use (31 December 2004: YTL41.821).

(Amounts expressed in thousands of New Turkish lira ("YTL"))

VII. INFORMATION AND DISCLOSURES RELATED TO ACCOUNTING FOR BANK MERGER, TRANSFERS AND ACQUISITIONS

As at 9 March 2005, the Bank has acquired 60% of shares of its subsidiary Ak Uluslararası Bankası A.Ş. (formerly named BNP-AK-DRESDNER BANK A.Ş.) which previously belonged to foreign shareholders and it has been decided to merge with Ak Uluslararası Bankası A.Ş. via a takeover. As at 19 September 2005, following the receipt of the required permissions, the commercial registration of Ak Uluslararası Bank A.Ş ceased and all of its assets and commitments were taken over by the Bank. The acquisition process was accounted in accordance with the "Regulation on Mergers and Acquisition of Banks Accounting Standard" in Accounting Application Regulation ("AAR 6").

During the merger via takeover of Ak Uluslararası Bankası A.Ş. with the Bank, 100 share certificates held by shareholders outside the Bank with a face value of TL1.000 each, were replaced by 11,25 Akbank shares with a face value of YKr1 each. For this transaction, the Bank's paid-in capital has been increased by YTL5, all provided by the profit reserves.

At 19 September 2005, the merger date of Ak Uluslararası Bankası A.Ş. with the Bank, Ak Uluslararası Bankası A.Ş.'s total assets amount to YTL227.375, shareholder's equity amounts to YTL127.670 and its net profit amounts to YTL10.342.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

VIII. INFORMATION AND DISCLOSURES RELATED TO GROUP'S RISK GROUP

a. Information on the volume of transaction relating to the Group's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current Period – 31 December 2005

Group's Risk Group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash loans	Non-cash	Cash loans	Non-cash	Cash loans	Non-cash
Loans and other receivables						
Balance at the beginning of the period	5.415	285	386.505	404.561	54.540	2.666
Balance at the end of the period	-	-	776.703	374.629	39.354	7.274
Interest and commission income received	-	-	42.899	1.157	1.498	11

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".

The counterparty basis breakdown of cash loans granted to related parties is presented in the table below. As can be observed from the table, a significant portion of the related party loans are granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnerships are also disclosed in the table.

Related Party Name	Loan amount 31 December 2005	Loan amount 31 December 2004	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	2.880	6.028	Carrefour	60
Gross	139.476	159.252		
Less: Blocked deposit collateralised	(136.596)	(153.224)		
Advansa BV	158.628	111.046	-	-
Çimsa Çimento San. A.Ş.	110.000	245	Heidelberg Cement	4
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	98.991	53.372	-	-
Gima Türk A.Ş.	73.500	-	Carrefour	39
Advansa Sasa Polyester San. A.Ş.	65.017	1.313	-	-
Temsa Termo Mekanik San. ve Tic. A.Ş.	61.628	29.650	-	-
Kordsa International	40.569	21.689	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	39.274	30.347	-	-
Universal Trading Ltd.	32.663	9.345	-	-
Sabancı Industrial Nylon Yarn and Tire Cord Fabric B.V.	26.125	-	-	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	16.575	1.095	-	-
Kordsa USA	13.750	6.849	-	-
Exsa UK	13.905	-	-	-
Sabancı Telekomünikasyon Hizmetleri A.Ş.	9.491	4.176	-	-
Interkordsa Gmbh	7.378	6.835	-	-
Philip Morris Sabancı Paz. ve Satış A.Ş.	6.220	44.135	Philip Morris	75
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	5.911	29.857	Toyota Motor, Mitsui Co.	35
Akçansa Çimento San. ve Tic. A.Ş.	4.111	489	Heidelberg Cement	40
Olmuksa International Paper - Sabancı Ambalaj San. ve Tic. A.Ş.	3.274	4.464	International Paper	44
Endi Tüketim Malları Tic. San. A.Ş.	1.500	-	Carrefour	46
Teknosa İç ve Dış Tic. A.Ş.	-	31.865	-	-
Other	24.667	53.660	-	-
Total	**816.057**	**446.460**		

(Amounts expressed in thousands of New Turkish lira ("YTL"))

2. Prior Period -31 December 2004:

Group's Risk Group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash loans	Non-cash	Cash loans	Non-cash	Cash loans	Non-cash
Loans and other receivables						
Balance at the beginning of the period	1.409	26.816	275.307	382.900	25.893	13.243
Current period end balance	5.415	285	386.505	404.561	54.540	2.666
Interest and commission income received	30	32	30.642	903	1.571	19

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".

3. Information on deposits belonging to the Group's risk group:

Group's Risk Group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposit	Current period 31 December 2005	Prior period 31 December 2004	Current period 31 December 2005	Prior period 31 December 2004	Current period 31 December 2005	Prior period 31 December 2004
Beginning of the period	7.979	89.034	321.558	465.934	80.560	81.502
Balance at the end of the period	7.825	7.979	1.033.951	321.558	100.250	80.560
Interest on deposits	118	936	63.632	29.212	12.693	10.556

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

Group's Risk Group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Current period 31 December 2005	Prior period 31 December 2004	Current period 31 December 2005	Prior period 31 December 2004	Current period 31 December 2005	Prior period 31 December 2004
Transactions for trading purposes (**)						
Beginning of the period	319.657	976.530	42.987	3.408	-	-
Balance at the end of the period	-	319.657	113.093	42.987	-	-
Total income/loss	-	1.490	(142)	227	-	-
Transactions for hedging purposes (**)						
Beginning of the period	-	-	-	-	-	-
Balance at the end of the period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

(*) Defined in the 20th article of the "Regulation on the Establishment and Operations of Banks".
(**) The Bank classifies its derivative instruments as "hedging" or "trading" in accordance with Communiqué I on the Accounting Application Regulation "Accounting of Financial Instruments" ("AAR"). All derivative financial instruments are classified as held-for-trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held-for-trading.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, at a future date, in respective currencies: Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 31 December 2005, net amounts of transactions with associates and subsidiaries are YTL- (31 December 2004: YTL16.755), and for direct and indirect associates are YTL774 (31 December 2004: YTL356).

b. With respect to the Group's risk group:

1. The relations with entities that are included in the Group's risk group and controlled by the Group irrespective of the relationship between the parties:

   The relationship of the Group with the entities that are included in the Group's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 4% (31 December 2004: 3%); the ratio of related party deposits to total deposits is 4% (31 December 2004: 2%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 11% (31 December 2004: 14%). The ratio of derivative transactions with related parties to total derivative transactions is 1% (31 December 2004: 7%)

3. Transactions accounted in accordance with the equity method: None.

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial loans (cash in kind and capital in kind aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta A.Ş. and Ak Emeklilik A.Ş. are offered at the branch offices of the Parent Bank which act as agencies for these firms.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

IX. INFORMATION RELATED TO INFLATION ACCOUNTING

As explained in Section Three Footnote I-b on 28 April 2005, the BRSA announced that the inflation accounting application in the banking sector has been terminated based on the decree numbered 1623 and dated 21 April 2005. It has been stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of the inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period. In the preparation of the Group's financial statements, inflation accounting has been applied until the end of 31 December 2004 and starting from 1 January 2005 it has been discontinued. In these financial statements, corresponding figures expressed for previous periods are restated in terms of the purchasing power of YTL at 31 December 2004.

The principles included in AAR 14 explanations about the inflation accounting applied until 31 December 2004 are stated below:

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the New Turkish lira at the balance sheet date.

b. These inflation-adjusted financial statements have been prepared based on statutory financial statements.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 31 December 2004:

Date	Price Index	Conversion Factor
31 December 2004	8.403,800	1,0000
31 December 2003	7.382,100	1,1384
31 December 2002	6.478,800	1,2971

d. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capital are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items, when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated.
- In the restatement of shareholders' equity, transfers from the revaluation fund and other similar funds to share capital are eliminated since they are not recognised as capital injections from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estate are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL"))

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realised within a month.

- The effects of inflation on the Group's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after the deduction of the increases in the value of these investments due to the increases in their capital from the revaluation fund and other funds as well as capitalised financial expenses if any.

  Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

  If the inflation-adjusted value is higher than the net realisable value and if impairment is permanent the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realisable or fair value.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write-off the restated cost of each asset to its residual value over its estimated useful life. Information on the useful lives of the assets are disclosed in the related notes. According to the importance principle, for the necessary assets, expertise values have been declared by independent valuation firms.

f. Registered values of reserves and paid-in capital (inflation-unadjusted balances) under the Turkish Commercial Code and the Articles of Association of the Parent Bank are as follows:

	31 December 2005	31 December 2004
Paid-in capital	1.800.005	1.500.000
Legal reserves	255.315	160.977
General reserves	207.009	913.760

g. The consolidated financial statements of the Bank as of 31 December 2004 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). In the auditor's report, it is stated that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 13 of the Banking Act.

h. Income and expenses accrued for the period; a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed.

Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculations and to ensure the fair presentation of the financial statements.

X. INFORMATION AND DISCLOSURES RELATED TO THE DOMESTIC, FOREIGN, OFF-SHORE BRANCHES AND FOREIGN REPRESENTATIVES OF THE PARENT BANK

	Number	Number of Employees			
Domestic branch	658	11.137			
			Country of Incorporation		
Foreign representatives	-	-	1-		
			2-		
			3-		
				Total Assets	**Statutory Share Capital**
Foreign branch	1	41	1- Germany	1.567.332	325.360
			2-		
			3-		
Off-shore banking region branches	1	8	1- Malta	7.740.522	-
			2-		
			3-		

In the Board of Directors meeting held on 16 November 2005, in accordance with the restructuring plan of the Bank's organisation abroad, it was decided to transfer the Frankfurt Branch after it's conversion to an AG status entity, to Akbank N.V., a 100% subsidiary of the Bank.

XI. INFORMATION AND DISCLOSURES RELATED TO SUBSEQUENT EVENTS

a. Subsequent events and non-finalised transactions and their effect on the consolidated financial statements:

In the Board of Directors meeting of the Bank held on 10 February 2006, it was resolved to propose to the "Ordinary General Assembly" the distribution of YTL540.001 to the Bank's shareholders, and YTL450 to the Chief Executive Officer and Board Members as gross cash dividends, appropriation of YTL121.965 to the legal reserves and the remaining balance as extraordinary reserves from the distributable unconsolidated net profit amounting to YTL1.438.294 for the year ended 31 December 2005.

b. Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Group:

As disclosed in Section Four Note V, the foreign currency exposure of the Group is very low, thus the effect of any change in the foreign exchange rates will not be significant.

SECTION SIX
OTHER EXPLANATIONS AND FOOTNOTES

I. EXPLANATIONS ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH

The effects of differences between accounting principles and standards set out by regulations in conformity with article 37 and temporary article 1 of the Banking Act No. 5411, accounting principles generally accepted in countries in which these consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

II. OTHER EXPLANATIONS RELATED TO GROUP'S OPERATIONS

None.

SECTION SEVEN
EXPLANATIONS ON INDEPENDENT AUDIT REPORT

I. EXPLANATIONS ON INDEPENDENT AUDIT REPORT

The consolidated financial statements as at and for the period ended 31 December 2005 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). In the auditor's report dated 10 February 2006, it has been stated that the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at 31 December 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with article 37 and temporary article 1 of the Banking Act No. 5411.

II. EXPLANATIONS AND FOOTNOTES PREPARED BY INDEPENDENT AUDITORS

None.

....